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EXHIBIT 99.1

PROXY MATERIALS

SUITE 221, 1005 SKYVIEW DRIVE
BURLINGTON, ONTARIO L7P 5B1
CANADA

December 1, 2003

Dear Shareholder:

        Enclosed is a notice of meeting and management proxy statement (the "Proxy Statement") furnished in connection with the solicitation of proxies by and on behalf of the management of Capital Environmental Resource Inc. (the "Corporation") for use at the annual and special meeting (the "Meeting") of the holders of common shares in the capital of the Corporation (the "Common Shares") to be held at The Fairmont Royal York Hotel, Confederation Room 3, 100 Front Street West, Toronto, Ontario, Canada on Tuesday, December 16, 2003 at 10:00 a.m. (Toronto time). Also enclosed is a form of proxy relating to the Meeting.

        The Meeting has been called for the following purposes:

(1)
to receive the annual report of the Corporation, which contains the audited comparative consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002, as restated, and the report of the auditors thereon;

(2)
to elect three (3) directors, each to serve until the 2005 annual meeting of shareholders of the Corporation, unless his or her office is earlier vacated or terminated;

(3)
to appoint the independent auditors of the Corporation for fiscal year 2003 to hold office until the next annual meeting of the shareholders of the Corporation or until a successor has been appointed, and to authorize the directors to fix the remuneration therefor;

(4)
to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution (the full text of which is reproduced as Schedule A to the accompanying Proxy Statement) authorizing the issuance of 28,146,333 Common Shares upon the conversion of the same number of Series 1 Preferred Shares in the capital of the Corporation (the "Series 1 Preferred Shares") and the issuance of 5,454,266 Common Shares upon the proper exercise of the warrants issued in connection with the subscription for the Series 1 Preferred Shares; and

(5)
to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

        Each of the above matters is further described in the accompanying Proxy Statement, which also contains information that may help you make an informed decision with respect to each resolution.

        Pursuant to the rules of the NASDAQ Stock Market, holders of the Common Shares must approve the proposed issuance of Common Shares upon the conversion of the Series 1 Preferred Shares referred to in proposal (4) above. Further, in relation to proposal (4) above, under the subscription agreements entered into by the Corporation with the purchasers of the Series 1 Preferred Shares, the Corporation has agreed to hold the Meeting to have the holders of the Common Shares vote on the proposed issuance of Common Shares. For the proposed issuance of Common Shares upon the conversion of the Series 1 Preferred Shares and upon the exercise of warrants issued in connection therewith to proceed, the conversion must be approved by not less than a majority of the votes cast by the holders of the Common Shares of the Corporation who attend the Meeting, in person or by proxy.

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        The Board of Directors of the Corporation (the "Board") has considered each of the matters to be dealt with at the Meeting and the Board believes that the approval of each of these matters is in the best interests of the Corporation and its shareholders. The Board has approved each of these matters and recommends that you vote "FOR" each of the resolutions approving them. With respect to the proposed issuance of Common Shares upon the conversion of the Series 1 Preferred Shares referred to in proposal (4) above, affiliates of certain directors of the Corporation hold Series 1 Preferred Shares and warrants to acquire Common Shares issued in connection with the subscription for Series 1 Preferred Shares and abstained from voting in relation to proposal (4) due to a potential conflict of interest. These potential conflicts of interest are described in more detail in the accompanying Proxy Statement.

        The notice of meeting and Proxy Statement accompanying this letter include details of the Meeting. Regardless of the number of Common Shares you own, it is important that you be present or represented at the Meeting. If you are unable to attend the Meeting in person, kindly complete, date, sign and return the enclosed form of proxy in the envelope provided for this purpose immediately so that your securities can be voted at the Meeting in accordance with your instructions.

Yours truly,

"David Sutherland-Yoest"

David Sutherland-Yoest
Chairman and Chief Executive Officer

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SUITE 221, 1005 SKYVIEW DRIVE
BURLINGTON, ONTARIO L7P 5B1
CANADA

These documents require your immediate attention. They require shareholders of Capital Environmental Resource Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your legal or other professional advisors.

SUITE 221, 1005 SKYVIEW DRIVE
BURLINGTON, ONTARIO L7P 5B1
CANADA

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, DECEMBER 16, 2003

        NOTICE IS HEREBY GIVEN by and on behalf of the management of Capital Environmental Resource Inc. (the "Corporation") that an annual and special meeting (the "Meeting") of the holders of common shares in the capital of the Corporation (the "Common Shares") will be held at The Fairmont Royal York Hotel, Confederation Room 3, 100 Front Street West, Toronto, Ontario, Canada on Tuesday, December 16, 2003 at 10:00 a.m. (Toronto time) for the following purposes:

(1)
to receive the annual report of the Corporation, which contains the audited comparative consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002, as restated, and the report of the auditors thereon;

(2)
to elect three (3) directors, each to serve until the 2005 annual meeting of shareholders of the Corporation, unless his or her office is earlier vacated or terminated;

(3)
to appoint the independent auditors of the Corporation for fiscal year 2003 to hold office until the next annual meeting of the shareholders of the Corporation or until a successor has been appointed, and to authorize the directors to fix the remuneration therefor;

(4)
to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution (the full text of which is reproduced as Schedule A to the accompanying Proxy Statement) authorizing the issuance of 28,146,333 Common Shares upon the conversion of the same number of Series 1 Preferred Shares in the capital of the Corporation (the "Series 1 Preferred Shares") and the issuance of 5,454,266 Common Shares upon the proper exercise of the warrants issued in connection with the subscription for the Series 1 Preferred Shares; and

(5)
to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

        The accompanying Proxy Statement is furnished in connection with the solicitation of proxies by management of the Corporation for use at the Meeting. The Proxy Statement provides additional information relating to the matters to be addressed at the Meeting. A form of proxy also accompanies this notice.

        In accordance with the Business Corporations Act (Ontario), the record date for the Meeting has been determined pursuant to the terms of the Corporation's by-laws to be the close of business on November 28, 2003.

        Regardless of the number of Common Shares you own, it is important that you be present or represented at the Meeting. If you are not able to attend the Meeting in person, please exercise your right to vote by signing, dating and returning the enclosed proxy card to American Stock Transfer & Trust Company, 6201 15th Ave., 3rd Floor, Brooklyn, New York 11219 U.S.A., to arrive not later than 5:00 p.m. (New York time) on December 12,

1

2003 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day to which the Meeting is adjourned.

By Order of the Board of Directors
"Thomas E. Durkin III"
Thomas E. Durkin III Executive Vice President, General Counsel and Secretary
Burlington, Ontario December 1, 2003

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SUITE 221, 1005 SKYVIEW DRIVE
BURLINGTON, ONTARIO L7P 5B1
CANADA

PROXY STATEMENT FOR THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON TUESDAY, DECEMBER 16, 2003

SUMMARY

        The following is a summary of certain information contained in this Proxy Statement. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Proxy Statement. Shareholders should read the entire Proxy Statement, including the attachments. Capitalized terms used in this summary and not otherwise defined shall have the meanings given to them elsewhere in this Proxy Statement.

Time, Date and Place of Meeting

        The Meeting will be held on Tuesday, December 16, 2003 at The Fairmont Royal York Hotel, Confederation Room 3, 100 Front Street West, Toronto, Ontario, Canada at 10:00 a.m. (Toronto time). The Corporation is sending this Proxy Statement and the proxies solicited hereby to its shareholders beginning on or about December 1, 2003.

Matters to be Considered at the Meeting

        In addition to the delivery of the annual report of the Corporation containing the audited comparative consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002, as restated, and the report of the auditors thereon, the Meeting will consider the following matters:

  (a)
  the election of three (3) directors, each to serve until the 2005 annual meeting of shareholders of the Corporation, unless his or her office is earlier vacated or terminated;

  (b)
  the appointment of the independent auditors of the Corporation for fiscal year 2003 to hold office until the next annual meeting of the shareholders of the Corporation or until a successor has been appointed and the authorization of the Board of Directors to fix the remuneration therefor; and

  (c)
  the issuance of 28,146,333 Common Shares upon the conversion of the same number of Series 1 Preferred Shares and the issuance of 5,454,266 Common Shares upon the proper exercise of the warrants issued in connection with the subscription for the Series 1 Preferred Shares.

Election of Directors

        The Board of Directors is divided into two (2) classes, each class serving a staggered two-year term. Three of the current directors, R. John (Jack) Lawrence, Donald A. Sanders and David Sutherland-Yoest, are of a class of directors, the term of which expires at the Meeting. Each of these directors will be nominated for re-election. At the Meeting, the holders of Common Shares will be asked to elect three (3) directors, each to serve until the 2005 annual meeting of shareholders of the Corporation, unless his or her office is earlier vacated or terminated.

Appointment of Auditors

        During 2003, the current auditors of the Corporation, PricewaterhouseCoopers LLP, advised the Corporation that they did not intend to stand for re-appointment as the auditors of the Corporation at the Meeting. On the recommendation of the Corporation's Audit Committee, the Board of Directors has resolved to appoint, subject to the approval of the shareholders of the Corporation, BDO Dunwoody LLP as the auditors of the Corporation for the fiscal year ended December 31, 2003. At the Meeting, the holders of Common Shares will be asked to authorize the appointment of BDO Dunwoody LLP as the Corporation's independent auditors for fiscal year 2003 to hold office until the next annual meeting of the shareholders of the Corporation or until a successor has been appointed, and to authorize the directors to fix the remuneration therefor.

The Conversion

        Since March 2003, the Corporation has issued a total of 28,146,333 Series 1 Preferred Shares and warrants to purchase 5,454,266 Common Shares in private placement sales to several groups of investors, including to a certain shareholder who is an affiliate of the Corporation, senior employees and directors of the Corporation and/or their affiliates. Net proceeds to the Corporation from the private placement sales totaled approximately US$82.6 million.

        The Series 1 Preferred Shares were issued to finance, in part, the Corporation's strategic entry into selected U.S. markets, including the acquisition and construction of the Omni Waste landfill site in Osceola County, Florida, the acquisition of a permitted landfill site and transfer station in Pinal County, Arizona and the acquisition of collection operations in Phoenix, Arizona. The balance of the proceeds from these private placements will be used for general corporate purposes and to finance future acquisitions. Further particulars of the sales of the Series 1 Preferred Shares are summarized below.

        In May 2003, the Corporation completed its purchase of all of the membership interests in Omni Waste for US$67.8 million in cash, assumed liabilities of US$6.2 million plus the issuance of 2,050,000 fully paid and non-assessable Common Shares, which were valued at approximately US$9.7 million. In addition, the Corporation issued 1,200,000 Common Shares valued at approximately US$4.8 million in consideration for transaction related services provided to the Corporation in connection with the Omni Waste acquisition. The purchase was completed by the Corporation's U.S. subsidiary, Waste Services, Inc. ("WSI").

        Omni Waste owns a 2,200-acre municipal solid waste landfill site that is currently under development in Osceola County, Florida. Omni Waste has received all necessary permits from the Florida Department of Environmental Protection and from Osceola County for the operation of the landfill, which has a permitted capacity of 24 million cubic yards. The landfill site is expected to begin commercial operations no later than the first quarter of 2004. This acquisition represented the beginning of the Corporation's strategic entry into certain geographic markets in the United States where the Corporation has the opportunity to acquire significant waste disposal operations.

        The Omni Waste acquisition was financed through two private placements. In the first private placement, 10,241,666 Series 1 Preferred Shares were issued to a group of investors at a price of US$3.00 per share, together with warrants to purchase 2,048,333 Common Shares. The exercise of these warrants is subject to receiving shareholder approval for the conversion of the Series 1 Preferred Shares into Common Shares. This private placement resulted in net proceeds to the Corporation of approximately US$28.9 million.

        The second private placement was completed with affiliates of Kelso & Company LLC. 55,000 shares of cumulative preferred stock of WSI were issued at a price of US$1,000 per share. Net proceeds to WSI of this second private placement were approximately US$50.0 million net of fees of approximately US$5.0 million. In connection with the issuance of the cumulative preferred stock of WSI, WSI also issued warrants to purchase 7,150,000 common shares in the capital of WSI for US$3.00 per share.

        Separately, in the third quarter of 2003, the Corporation issued additional Series 1 Preferred Shares in further private placement transactions. The private placements in July 2003 and August 2003 consisted of 9,154,667 Series 1 Preferred Shares and 1,830,933 warrants to purchase Common Shares at US$3.00 per share with a term of five years. The net proceeds of these private placement transactions approximated US$25.7 million. The private placements in September 2003 consisted of 8,750,000 Series 1 Preferred Shares as well as 1,575,000 warrants to purchase Common Shares at US$3.20 per share with a term of five years. The net proceeds of this private placement transaction approximated US$28.0 million. A shareholder and certain of the Corporation's officers and directors and/or their affiliates purchased Series 1 Preferred Shares in these private placement transactions.

        The aggregate of the above issuances amounts to 28,146,333 Series 1 Preferred Shares and warrants to purchase 5,454,266 Common Shares.

        At the Meeting, the holders of Common Shares will be asked to approve the issuance of 28,146,333 Common Shares upon the conversion of the same number of Series 1 Preferred Shares and the issuance of 5,454,266 Common Shares upon the proper exercise of the warrants issued in connection with the subscription for the Series 1 Preferred Shares.

THE MEETING

General

        This management proxy statement (the "Proxy Statement") is furnished in connection with the solicitation of proxies by and on behalf of the management of Capital Environmental Resource Inc. (the "Corporation") for use at the annual and special meeting (the "Meeting") of the holders of common shares in the capital of the Corporation (the "Common Shares") to be held on Tuesday, December 16, 2003 at The Fairmont Royal York Hotel, Confederation Room 3, 100 Front Street West, Toronto, Ontario, Canada at 10:00 a.m. (Toronto time) or on any day to which the Meeting is adjourned.

        The Corporation is sending a notice of meeting (the "Notice of Meeting"), this Proxy Statement and the proxies solicited hereby to its shareholders beginning on or about December 1, 2003. This Proxy Statement provides detailed information about the Meeting, the resolutions that shareholders of the Corporation will be asked to vote on at the Meeting and other relevant information.

        The Meeting is being held for the following purposes:

(1)
to receive the annual report of the Corporation, which contains the audited comparative consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002, as restated, and the report of the auditors thereon;

(2)
to elect three (3) directors, each to serve until the 2005 annual meeting of shareholders of the Corporation, unless his or her office is earlier vacated or terminated;

(3)
to appoint the independent auditors of the Corporation for fiscal year 2003 to hold office until the next annual meeting of the shareholders of the Corporation or until a successor has been appointed, and to authorize the directors to fix the remuneration therefor;

(4)
to consider and, if thought advisable, to approve, with or without variation, a resolution (the full text of which is reproduced as Schedule A to this Proxy Statement) (the "Conversion Resolution") authorizing the issuance of 28,146,333 Common Shares upon the conversion (the "Conversion") of the same number of Series 1 Preferred Shares in the capital of the Corporation (the "Series 1 Preferred Shares") and the issuance of 5,454,266 Common Shares upon the proper exercise of the warrants issued in connection with the subscription for the Series 1 Preferred Shares; and

(5)
to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

        THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS THAT THE HOLDERS OF COMMON SHARES:

  •
  VOTE "FOR" THE RE-ELECTION OF THE NOMINEE DIRECTORS;

  •
  VOTE "FOR" THE APPOINTMENT OF THE INDEPENDENT AUDITORS AND AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION THEREFOR; AND

  •
  VOTE "FOR" THE CONVERSION RESOLUTION.

Solicitation

        The Corporation has distributed copies of the Notice of Meeting, this Proxy Statement and a form of proxy (collectively, the "Documents") directly to shareholders of the Corporation and to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries") for onward distribution to shareholders of the Corporation whose Common Shares are held by or in the custody of Intermediaries ("Non-Registered Shareholders"). The Intermediaries are required to forward the Documents to the Non-Registered Shareholders.

        Solicitation will be primarily by mail, the cost of which will be borne by the Corporation.

Non-Registered Shareholders

        Non-Registered Shareholders who wish to file proxies should follow the directions of their Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

  (a)
  be provided with a proxy executed by the Intermediary but otherwise uncompleted (the Non-Registered Shareholder may complete the proxy and return it directly to the Corporation's transfer agent, American Stock Transfer & Trust Company); or

  (b)
  be provided with a request for voting instructions (the Intermediary is required to send the Corporation an executed proxy completed in accordance with any voting instructions received by the Intermediary).

        The persons named as proxies in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO either by inserting that person's name in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the Corporation's transfer agent, American Stock Transfer & Trust Company at 6201 15th Ave., 3rd Floor, Brooklyn, New York 11219 U.S.A., no later than December 12, 2003, at 5:00 p.m. (New York time) or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day to which the Meeting is adjourned.

Voting of Proxies

        In order to vote your Common Shares you must attend the Meeting or appoint a proxy on your behalf.

        If you sign your proxy or voting instruction card given to an Intermediary with no further instructions, your Common Shares WILL BE VOTED FOR THE RE-ELECTION OF THE NOMINEE DIRECTORS, FOR THE APPOINTMENT OF THE INDEPENDENT AUDITOR AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION THEREFOR, AND FOR THE CONVERSION RESOLUTION and, at the discretion of the proxyholder, on any other matters that properly come before the Meeting or any adjournment thereof.

        The enclosed proxy confers discretionary authority on the persons named in it with respect to other matters that may properly come before the Meeting. At the time of printing this Proxy Statement, management of the Corporation knows of no such other matters to come before the Meeting.

        Failure to return a proxy or vote in person will not affect the outcome of the re-election of the nominee directors, the appointment of the independent auditors and the authorization of the Board of Directors of the Corporation to fix the remuneration therefor, or the Conversion Resolution, as long as a quorum of shareholders of the Corporation is achieved at the Meeting.

Revoking Your Proxy

        If you decide to change your vote, you may revoke your proxy at any time before it is voted. You may revoke your proxy by:

(1)
completing a proxy bearing a later date than the previously signed proxy and depositing it with the Corporation's transfer agent, American Stock Transfer & Trust Company, as described in the Notice of Meeting; or

(2)
depositing a written statement, signed by you or your attorney authorized in writing:

(a)
at the office of the Corporation, Capital Environmental Resource Inc., Suite 221, 1005 Skyview Drive, Burlington, Ontario L7P 5B1, Canada, Attention: Thomas E. Durkin III, Executive Vice President, General Counsel and Secretary at any time up to and including the last business day preceding the day of the Meeting, or the business day preceding the day to which the Meeting is adjourned;

(b)
with the Chairman of the Meeting on the day of the Meeting (or on the day to which the Meeting is adjourned) prior to the taking of the vote to which such proxy relates; or

  (c)
  in any other manner permitted by law.

        If you are a Non-Registered Shareholder, you may revoke a proxy or voting instruction given to an Intermediary at any time by written notice to the Intermediary, provided the Intermediary receives the revocation at least seven (7) days prior to the Meeting or any adjournment thereof.

Securities Entitled to Vote; Record Date

        In accordance with the Business Corporations Act (Ontario) and the by-laws of the Corporation, the close of business on November 28, 2003 is the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournments thereof (the "Record Date"). As of November 24, 2003, 39,550,995 Common Shares were issued and outstanding, each of which is entitled to one vote on the resolutions to be presented at the Meeting. Only holders of record of Common Shares at the close of business on the Record Date may vote at the Meeting, unless a holder transfers the ownership of his or her Common Shares after the Record Date and the transferee of such Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the list of holders of Common Shares entitled to vote.

Quorum; Abstentions

        The presence of the holders of at least one-third of the outstanding shares entitled to vote at the Meeting, whether in person or represented by proxy, will constitute a quorum for purposes of holding and transacting business at the Meeting. If a quorum is not present at the Meeting, a vote cannot occur. Common Shares represented in person or by a properly executed proxy will be counted for the purpose of determining whether a quorum is present at the Meeting. Abstentions are counted as present for the purposes of determining the presence of a quorum. Abstentions will not be counted as part of the total number of votes cast in determining whether each of the proposals before the Meeting received the requisite number of favourable votes.

Vote Required for Approval

        With respect to the election of directors, the three (3) persons receiving the highest number of "FOR" votes will be elected. With respect to the appointment of the independent auditors of the Corporation for fiscal year 2003 and the authorization of the directors to fix the remuneration therefor, the affirmative "FOR" vote of a majority of the total number of votes cast is required for passage. With respect to the Conversion Resolution, the affirmative "FOR" vote of a majority of the total number of votes cast is required for passage.

WHERE YOU CAN FIND MORE INFORMATION

        The Corporation has filed annual and current reports, proxy statements and other information with the United States Securities and Exchange Commission (the "SEC") under the United States Securities Exchange Act of 1934. You may read and copy this information and obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, including the Corporation, who file electronically with the SEC. The address of that site is http://www.sec.gov.

        This Proxy Statement may incorporate documents by reference that are not presented in or delivered with this Proxy Statement. Any documents incorporated by reference in this Proxy Statement are available from the Corporation upon request. The Corporation will provide a copy of any and all of the information that is incorporated by reference in this Proxy Statement to any shareholder of the Corporation, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this Proxy Statement are not themselves specifically incorporated by reference in this Proxy Statement, then the exhibits will not be provided. Any request for documents should be made by December 10, 2003 to ensure timely delivery of the documents.

        Requests for documents should be directed to: Capital Environmental Resource Inc., 1005 Skyview Drive, Burlington, Ontario L7P 5B1 (Attention: Corporate Secretary).

        WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE RE-ELECTION OF DIRECTORS, THE APPOINTMENT OF THE INDEPENDENT AUDITOR, THE CONVERSION OR ANY OTHER MATTER REFERRED TO HEREIN THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THIS PROXY STATEMENT OR IN OUR DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SEC. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

        IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS OF EXCHANGE OR TO BUY, THE SECURITIES OFFERED BY THIS PROXY STATEMENT OR TO ASK FOR PROXIES, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE ACTIVITIES, THEN THE OFFER PRESENTED BY THIS PROXY STATEMENT DOES NOT EXTEND TO YOU.

        THE INFORMATION CONTAINED IN THIS PROXY STATEMENT SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

        This Proxy Statement may contain certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Some of these forward-looking statements include forward-looking phrases such as "anticipates", "believes", "could", "estimates", "expects", "foresees", "intends", "may", "should", or "will continue", or similar expressions or the negatives thereof or other variations of these expressions, or similar terminology, or discussions of strategy, plans or intentions.

        Such statements reflect the Corporation's current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply. If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this Proxy Statement as anticipated, believed, estimated or expected, and this could have a material adverse effect on the Corporation's business, financial condition and results of operations.

PROPOSAL 1

ANNUAL REPORT

        On November 28, 2003, the Corporation filed with the SEC a Form 20-F/A to restate its 2002 consolidated financial statements as a result of a revision of the accounting treatment for certain Series 1 Preferred Shares issued in February 2002 and converted to Common Shares in March 2002.

        The annual report of the Corporation, which contains the audited comparative consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002, as restated, and the report of the auditors thereon, is presented to the Meeting.

Recommendation of the Board of Directors

        As no voting is required in respect of this proposal, the Board of Directors has no recommendation.

PROPOSAL 2

ELECTION OF DIRECTORS

        Nominees (the "Nominees") for election to the Board of Directors of the Corporation (the "Board of Directors" or the "Board") are:

  •
  R. John (Jack) Lawrence
  •
  Donald A. Sanders
  •
  David Sutherland-Yoest

        Each director of the Corporation will be elected to serve for a two-year term, unless he resigns or is removed before his term expires, or until his replacement is elected and qualified. The Board of Directors is divided into two classes, each of which serves a staggered two-year term. One class consists of four directors and the other class consists of three directors. Each of the Nominees is currently a member of the Board of Directors. Donald A. Sanders and David Sutherland-Yoest have served on the Board since September 2001. R. John (Jack) Lawrence was appointed to the Board of Directors on June 19, 2003 to fill the vacancy created by the resignation of Warren Grover from the Board. Each Nominee has consented to continue to serve as a director of the Corporation if elected. More information about each of the Nominees is available in the section of this Proxy Statement titled "Information Regarding Directors and Executive Officers" below.

        If any of the Nominees cannot serve for any reason (which is not anticipated), the Board of Directors may designate a substitute nominee or nominees. If one or more substitute nominees are designated, all properly executed proxies in favour of the persons designated in the printed portion of the enclosed proxy will be voted "FOR" the election of the substitute nominee or nominees. Alternatively, the Board of Directors may decide to leave the Board seat or seats open until a suitable candidate or candidates are located, or it may decide to reduce the size of the Board of Directors. Because the Corporation is an Ontario corporation subject to the Business Corporations Act (Ontario), a majority of its directors must be resident Canadians and directors cannot transact business at a meeting of directors unless a majority of directors present are resident Canadian directors, unless (a) a resident Canadian director who is unable to be present at the meeting approves in writing or by telephone or by other communications facilities the business transacted at the meeting; and (b) a majority of resident Canadian directors would have been present had that director been present at the meeting.

        IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-ELECTION AS DIRECTORS OF THE PROPOSED NOMINEES WHOSE NAMES ARE SET FORTH ABOVE.

Recommendation of the Board of Directors

        The Board of Directors recommends a vote "FOR" each of the Nominees to the Board of Directors.

PROPOSAL 3

APPOINTMENT OF INDEPENDENT AUDITORS
AND
AUTHORIZATION OF DIRECTORS TO FIX THE REMUNERATION THEREFOR

        During 2003, the Corporation's auditors, PricewaterhouseCoopers LLP, advised that they did not intend to stand for re-appointment as the Corporation's auditors at the Meeting. After conducting a review of the Corporation's audit needs, the Audit Committee of the Board of Directors recommended that BDO Dunwoody LLP be appointed to act as independent auditors of the Corporation and its affiliates and consolidated subsidiaries for the fiscal year ending December 31, 2003 to replace PricewaterhouseCoopers LLP, which had served as independent auditors for the Corporation since 1997. BDO Dunwoody LLP has advised the Corporation that the firm does not have any direct or indirect financial interest in the Corporation or any of its affiliates or subsidiaries.

        A representative of BDO Dunwoody LLP is expected to attend the Meeting. The BDO Dunwoody LLP representative will have the opportunity to make a statement if he or she desires to do so and will be able to respond to appropriate questions from shareholders.

        IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF BDO DUNWOODY LLP AS AUDITORS OF THE CORPORATION FOR FISCAL YEAR 2003 TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION OR UNTIL A SUCCESSOR HAS BEEN APPOINTED AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION THEREFOR.

Recommendation of the Board of Directors

        The Board of Directors recommends a "FOR" vote for the appointment of BDO Dunwoody LLP as the Corporation's independent auditors for fiscal year 2003 to hold office until the next annual meeting of the shareholders of the Corporation or until a successor has been appointed and the authorization of the Board of Directors to fix the remuneration therefor.

PROPOSAL 4

THE CONVERSION

Background

        The Corporation proposes to convert 28,146,333 Series 1 Preferred Shares into 28,146,333 Common Shares in accordance with the terms of the Series 1 Preferred Shares. The Corporation also proposes to authorize the issuance of 5,454,266 Common Shares upon the proper exercise of the warrants that were issued in connection with the subscription for the Series 1 Preferred Shares.

        10,241,666 Series 1 Preferred Shares were issued effective March 31, 2003 (the "March 2003 Transaction") in order to finance, in part, the acquisition of Omni Waste of Osceola County LLC ("Omni Waste"). In addition, the Corporation issued warrants to purchase 2,048,333 Common Shares for an exercise price of US$3.00 per share to the purchasers of the Series 1 Preferred Shares. The Corporation entered into agreements to purchase all of the membership interests in Omni Waste on or about January 15, 2003. The Board met on February 10, 2003 and February 11, 2003 to discuss the options available to the Corporation to raise the required funds to complete the purchase in light of the restrictions on the Corporation's ability to borrow funds for acquisitions under its credit facility and the short time frame available to raise the necessary financing in order to complete the acquisition on the scheduled closing date. The Board determined that a private placement of the Series 1 Preferred Shares to investors was the best available alternative. The Board determined that no directors or executive officers should participate in the private placement.

        On March 28, 2003, the Executive Committee of the Board of the Corporation (the "Executive Committee") met and approved the issuance of the Series 1 Preferred Shares together with warrants to purchase Common Shares equal to 20% of the Series 1 Preferred Shares purchased. On May 6, 2003, the Board of Directors confirmed and approved the actions of the Executive Committee in approving the issuance of the Series 1 Preferred Shares and warrants to purchase Common Shares. Between March 31 and June 10, 2003, the Corporation completed the March 2003 Transaction. Net proceeds to the Corporation were approximately US$28.9 million, net of fees approximating US$1.8 million (of which approximately US$1.1 million was paid Sanders Morris Harris Inc. ("SMH"), a corporation of which Mr. Donald A. Sanders is a principal). The proceeds of the issuance were used to fund, in part, the Omni Waste acquisition, and the balance was used for general corporate purposes.

        An additional 8,527,667 Series 1 Preferred Shares were issued effective July 8, 2003 (the "July 2003 Transaction"). The Executive Committee met on June 16, 2003 to consider the options available to the Corporation to raise the additional funds required to finance the Corporation's growth plans and to fund general working capital in the near term. The Executive Committee recommended the approval of the issuance of the Series 1 Preferred Shares, together with warrants to purchase Common Shares on the same terms as the March 2003 Transaction. The Board of Directors met on June 18, 2003 to consider the recommendations of the Executive Committee and approved the issuance of up to 10,000,000 Series 1 Preferred Shares and warrants to purchase Common Shares equal to 20% of the Series 1 Preferred Shares purchased. Gary W. DeGroote abstained from voting on the resolutions, as his father, Michael G. DeGroote, was a potential investor in the transaction. Donald A. Sanders also abstained from voting on the resolution as SMH was to be retained to act as the placement agent in the transaction.

        On July 8, 2003, the Corporation closed the July 2003 Transaction which involved the issuance of 8,527,667 Series 1 Preferred Shares together with warrants to purchase 1,705,533 Common Shares for an exercise price of US$3.00 per share. Net proceeds to the Corporation from the July 2003 Transaction were approximately US$23.9 million. The proceeds of the issuance were used to fund the purchase of Cactus Waste Systems, LLC ("Cactus Waste"), to fund the purchase of a collection operation in Mesa, Arizona, to finance the construction of the Omni Waste landfill, and for general corporate purposes. The balance of the proceeds will be used to fund future acquisitions.

        On July 24, 2003, the Board of Directors met to consider the issuance of additional Series 1 Preferred Shares, including to certain senior officers of the Corporation. At the meeting, the Board resolved to create an independent committee (the "Independent Committee") consisting of David Sutherland-Yoest, the Chairman and Chief Executive Officer of the Corporation, and George E. Matelich, an independent director, to review the proposed issuance of Series 1 Preferred Shares. The Independent Committee met on July 30, 2003 to consider the terms for the issuance of additional Series 1 Preferred Shares, including but not limited to the interest of certain senior officers of the Corporation in the transaction. The Independent Committee recommended that the Board approve the issuance of an aggregate total of 627,000 Series 1 Preferred Shares and warrants to purchase 125,400 Common Shares to certain investors, including two senior officers of the Corporation, as part of the Series 1 Preferred Share issuance authorized by the Board on June 18, 2003 (the "August 2003 Transaction"). On July 31, 2003 the Board approved the recommendation of the Independent Committee.

        On August 7, 2003, the Corporation closed the August 2003 Transaction, which involved the issuance of a total of 627,000 Series 1 Preferred Shares and warrants to purchase 125,400 Common Shares for an exercise price of US$3.00 per share. Net proceeds to the Corporation from the August 2003 Transaction were approximately US$1.8 million. The proceeds from the August 2003 Transaction will be used to fund future acquisitions and for general corporate purposes.

        During August 2003, the Independent Committee considered the need for, and the proposed terms of, a further private placement transaction. The matters considered by the Independent Committee included, but were not limited to, the Corporation's plans and needs, the use of funds, the type of securities to be issued, the appropriate purchase price having regard to the then current market price of the Corporation's Common Shares, the aggregate amount to be raised in the transaction, the viability of other financing options available to the Corporation, as well as the interest of certain affiliates of the directors and affiliates of the Corporation in the transactions. Among the factors considered by the Independent Committee were the rules of the NASDAQ Stock Market requiring shareholder approval of the issuance of more than 20% of the Corporation's outstanding voting securities and the rules of the Securities Act (Ontario) regarding payment of a control block premium in respect of the proposed issuance of shares to affiliates of Michael G. DeGroote.

        On September 9, 2003, the Independent Committee recommended to the Board a transaction in which up to US$28.0 million worth of Series 1 Preferred Shares would be offered to affiliates of R. John (Jack) Lawrence, Gary W. DeGroote and Michael G. DeGroote at a purchase price of US$3.20 per share, together with warrants to purchase that number of Common Shares equal to 18% of the aggregate number of Series 1 Preferred Shares purchased, exercisable for US$3.20 per share.

        On September 10, 2003, the Board of Directors met to consider the recommendation of the Independent Committee and voted to approve the transaction, with Lucien Rémillard abstaining and Gary W. DeGroote and R. John (Jack) Lawrence not participating in the meeting (the "September 2003 Transaction").

        On September 17, 2003, the Corporation issued 7,812,500 Series 1 Preferred Shares to affiliates of Gary W. DeGroote and Michael G. DeGroote, together with warrants to purchase 1,406,250 Common Shares for an aggregate purchase price and net proceeds to the Corporation of approximately US$25.0 million. On September 24, 2003, the Corporation issued 937,500 Series 1 Preferred Shares to affiliates of R. John (Jack) Lawrence, together with warrants to purchase 168,750 Common Shares for an aggregate purchase price and net proceeds to the Corporation of approximately US$3.0 million.

        In connection with the closing of each of the private placement transactions, the Corporation entered into registration rights agreements, as amended, dated as of March 31, 2003, July 8, 2003 and September 17, 2003, respectively, with the investors, which provide the investors with four (4) rights to demand registration of the Common Shares issuable upon conversion of the Series 1 Preferred Shares and unlimited piggy back rights with respect to such Common Shares, subject to customary cut-backs with respect to underwritten offerings.

Terms of the Series 1 Preferred Shares and Warrants

        The Corporation and the investors in the March 2003 Transaction, the July 2003 Transaction, the August 2003 Transaction and the September 2003 Transaction, respectively, entered into a form of subscription agreement with respect to the private placement of the Series 1 Preferred Shares (the "Subscription

Agreements"). Under each Subscription Agreement, each investor agreed to be present in person or by proxy at any shareholder meeting with respect to the issuance of Common Shares and to vote all of the Common Shares owned by such investor in favour of the Conversion Resolution. Each of the Subscription Agreements is on substantially the same terms and conditions, except that the Subscription Agreement for the September 2003 Transaction provides for a different issue price for the Series 1 Preferred Shares and a different exercise price for the warrants issued in connection therewith. A copy of the form of the Subscription Agreement used in connection with the March 2003 Transaction is attached as Appendix B.

        In connection with the March 2003 Transaction, the July 2003 Transaction and the August 2003 Transaction, the Corporation engaged SMH to identify certain investors willing to purchase the Series 1 Preferred Shares. The Corporation paid SMH total fees of approximately US$1.9 million in connection with such transactions. Donald A. Sanders, a director of the Corporation, is an officer and director of SMH.

        Holders of the Series 1 Preferred Shares do not have any voting or dividend rights with respect to the Series 1 Preferred Shares. Each Series 1 Preferred Share has a liquidation preference equal to its purchase price (US$3.00 or US$3.20, as applicable), and will automatically convert into one Common Share only upon approval of the Conversion Resolution by a majority of the holders of the Common Shares. Each Common Share issued upon the conversion of the Series 1 Preferred Shares will entitle its holder to one vote on all matters on which holders of Common Shares are entitled to vote and will, in all respects, be equivalent to the Common Shares outstanding prior to such conversion.

        The warrants issued in the March 2003 Transaction are exercisable beginning on the date that the conversion of the Series 1 Preferred Shares to Common Shares is approved by the holders of the Common Shares and expire on March 31, 2008. The exercise price for these warrants is US$3.00 per share.

        The warrants issued in the July 2003 Transaction are exercisable beginning on the date that the conversion of the Series 1 Preferred Shares to Common Shares is approved by the holders of the Common Shares and expire on July 8, 2008. The exercise price for these warrants is US$3.00 per share.

        The warrants issued in the August 2003 Transaction are exercisable beginning on the date that the conversion of the Series 1 Preferred Shares to Common Shares is approved by the holders of the Common Shares and expire on August 7, 2008. The exercise price for these warrants is US$3.00 per share.

        The warrants issued in the September 2003 Transaction are exercisable beginning on the date that the conversion of the Series 1 Preferred Shares to Common Shares is approved by the holders of the Common Shares and expire on September 17, 2008 and September 24, 2008, respectively. The exercise price for these warrants is US$3.20 per share.

Shareholder Approval Required

        Under their terms, the Series 1 Preferred Shares automatically convert into Common Shares on the basis of one Common Share for each Series 1 Preferred Share, such conversion to be effected by, and only by, approval of the conversion by ordinary resolution of the holders of Common Shares.

        Shareholder approval of the Conversion is also required in accordance with the rules of the NASDAQ Stock Market because the aggregate amount of Common Shares to be issued upon conversion of the Series 1 Preferred Shares will be in excess of 20% of the number of Common Shares outstanding as of the date of such conversion.

        Further, under each of the Subscription Agreements, the Corporation has agreed to use its best efforts to hold a special meeting of shareholders to vote upon the Conversion and to secure approval of the Conversion Resolution.

Voting Agreements

        The Corporation has entered into agreements with the holders of more than 20,000,000 Common Shares to vote in favour of the Conversion Resolution. As stated above, pursuant to the Subscription Agreements, each of the investors in the private placement transactions has agreed to vote all of the Common Shares owned by him, her or it in favour of the Conversion Resolution. As of November 24, 2003, the investors, and such persons controlling such investors, beneficially owned in excess of 51% of the outstanding Common Shares.

        Other than their agreement to vote their Common Shares in favour of the Conversion Resolution, there are no agreements, arrangements or understandings among the investors with respect to acquiring, holding, disposing of, or voting their Common Shares (including the Common Shares issuable upon conversion of the Series 1 Preferred Shares).

Effect of the Conversion

        Upon approval of the Conversion, each outstanding Series 1 Preferred Share will be converted into one fully paid, non-assessable Common Share. The Conversion will, upon approval, take place automatically on the date of the Meeting.

        The holder of each Common Share issued upon conversion of a Series 1 Preferred Share will be entitled to one vote with respect to all matters on which holders of Common Shares are entitled to vote and shall be entitled to exercise all the rights of a holder of Common Shares.

        The Conversion will also result in the issuance of warrants exercisable for the purchase of 3,879,266 Common Shares at US$3.00 per share and 1,575,000 Common Shares at US$3.20 per share. These warrants are exercisable immediately upon the approval of the Conversion Resolution on the date of the Meeting.

        As of the date of this Proxy Statement, the Common Shares to be issued upon conversion of the Series 1 Preferred Shares, or upon the exercise of the warrants to purchase Common Shares issued in connection with the subscription for the Series 1 Preferred Shares, are not registered under the United States Securities Act of 1933, as amended, or under applicable Canadian securities laws. Such Common Shares will therefore be subject to restrictions on resale under such laws. As discussed above, the Corporation has entered into registration rights agreements with the holders of the Series 1 Preferred Shares which grant such holders demand and piggy back registration rights with respect to the Common Shares issued upon conversion of the Series 1 Preferred Shares or upon the exercise of the warrants to purchase Common Shares issued in connection with the subscription for the Series 1 Preferred Shares.

        The Conversion will result in immediate and substantial dilution to existing holders of Common Shares. The Conversion will result in the issuance of 28,146,333 Common Shares, which represents approximately 71% of the Common Shares outstanding as of November 24, 2003. If the warrants are immediately exercised, then an additional 5,454,266 Common Shares will be issued, representing approximately an additional 14% of the Common Shares outstanding as of November 24, 2003. The issuance of additional Common Shares could reduce the market price of the Common Shares. The Conversion will also have a dilutive effect on the voting power of existing holders of Common Shares, other than those shareholders who purchased Series 1 Preferred Shares offered in the private placement transactions.

Interests of Certain Persons in the Conversion

        In determining how to vote at the Meeting, the holders of Common Shares should be aware that certain directors of the Corporation have an interest in the transactions related to the Conversion that presented such directors with an actual or potential conflict of interest.

        Donald A. Sanders is a principal in the firm of SMH, which received a placement fee for the completion of the March 2003 Transaction, the July 2003 Transaction and the August 2003 Transaction. Mr. Sanders abstained from voting on the Conversion at the meeting of the Board of Directors held to consider same. The Board of Directors was aware of this interest and considered it at the time of approving the issuance of the Series 1 Preferred Shares and the warrants issued in conjunction with those transactions. The Board of Directors also took these interests into account prior to approving the Conversion and making its recommendation to the shareholders to vote in favour of the Conversion Resolution.

        Affiliates of certain directors of the Corporation set out below obtained Series 1 Preferred Shares in connection with the private placement transactions, as follows:

GWD Limited(1)	1,563,500
Lawrence Venture Fund and Lawrence & Company Inc.(2)	937,500
Westbury (Bermuda) Ltd.(3)	6,200,000

(1)
The shareholders of GWD Limited are Robert Martyn and James Watt as Trustees of the GWD Trust. Robert Martyn and James Watt as Trustees of the GWD Trust have the power to direct the voting and disposition of the securities held by GWD Limited. Gary W. DeGroote and his children are the beneficiaries of GWD Trust.

(2)
R. John (Jack) Lawrence has the power to direct the voting and disposition of securities held by the Lawrence Venture Fund and Lawrence & Company Inc.

(3)
The shareholders of Westbury (Bermuda) Ltd. are Robert Martyn, Gary W. DeGroote and Rick Burdick, as Trustees of the Westbury Trust. Robert Martyn, Gary W. DeGroote and Rick Burdick as Trustees of the Westbury Trust have the power to direct the voting and disposition of the securities held by Westbury (Bermuda) Ltd. The beneficiaries of the Westbury Trust include Michael G. DeGroote, Gary W. DeGroote and all of the children of Michael G. DeGroote.

        These directors abstained from voting on the Conversion at the meeting of the Board of Directors held to consider the same. The Board of Directors was aware of these interests and considered them at the time of approving the relevant issuances of the Series 1 Preferred Shares and the warrants issued in conjunction with those transactions. The Board of Directors also took these interests into account prior to approving the Conversion and making its recommendation to the shareholders to vote in favour of the Conversion Resolution.

        IN THE ABSENCE OF A CONTRARY INTENTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE CONVERSION RESOLUTION.

Recommendation of the Board of Directors

        The Board of Directors has approved the Conversion and recommends that you vote "FOR" the Conversion Resolution. With respect to the Conversion, Gary W. DeGroote and R. John (Jack) Lawrence indirectly hold Series 1 Preferred Shares and abstained from voting in relation to this proposal due to a potential conflict of interest.

INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS

Information Regarding Directors

        The following table sets forth information as of November 30, 2003, with respect to the directors of the Corporation, three (3) of whom are nominees for re-election at the Meeting as Class II directors.

Name	Age	Director Since
Class I — Term Expires 2004
Gary W. DeGroote(1)(2)(3)	48	September 2001
George E. Matelich(2)(4)	47	June 2003
Lucien Rémillard(3)(5)	56	September 2001
Stanley A. Sutherland	71	December 2001
Class II — Term Expires 2003**
David Sutherland-Yoest*(1)	47	September 2001
Donald A. Sanders*(1)(2)(3)(5)	67	September 2001
R. John (Jack) Lawrence*(6)	69	June 2003

*
Nominee for re-election.

**
Mr. Warren Grover resigned as a Class II director effective April 9, 2003.

(1)
Member of the Executive Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Compensation Committee.

(4)
George E. Matelich was appointed to the Board on June 19, 2003 by a quorum of the directors to fill the vacancy created by the increase in the size of the Board.

(5)
Lucien Rémillard resigned as a member of the Audit Committee in May 2003. Donald A. Sanders was appointed to the Audit Committee on June 19, 2003.

(6)
R. John (Jack) Lawrence was appointed to the Board on June 19, 2003 by a quorum of the directors to fill the vacancy created by the resignation of Warren Grover from the Board.

David Sutherland-Yoest

        Mr. David Sutherland-Yoest was appointed a director of the Corporation, Chairman of the Board of Directors and Chief Executive Officer of the Corporation on September 6, 2001. Mr. Sutherland-Yoest's two-year term as a director of the Corporation expires at the Meeting and he is a nominee for re-election to a new two-year term at the Meeting. Mr. Sutherland-Yoest has also held the position of Chairman and Chief Executive Officer of H2O Technologies Ltd. ("H2O"), a water purification company, since March 2000. From July 1998 to November 1999, Mr. Sutherland-Yoest served as the Senior Vice President — Atlantic Area of Waste Management, Inc. He resigned these positions in October 2003 but remains a director of H2O. From August 1996 to July 1998, Mr. Sutherland-Yoest was the Vice Chairman and Vice President — Atlantic Region of USA Waste Services, Inc. ("USA Waste") and the President of Canadian Waste Services, Inc., which, during such time, was a subsidiary of USA Waste. From May 1994 to August 1996, he was President, Chief Operating Officer and a director of USA Waste. Prior to joining USA Waste, Mr. Sutherland-Yoest was President, Chief Executive Officer and a director of Envirofil, Inc. Between 1981 and 1992, he served in various capacities at Laidlaw Waste Systems, Inc. and Browning-Ferris Industries, Ltd. Mr. Sutherland-Yoest is the son-in-law of Stanley A. Sutherland, a director and the Corporation's Executive Vice President and Chief Operating Officer, Western Canada.

Gary W. DeGroote

        Mr. Gary W. DeGroote was appointed to the Board of Directors on September 6, 2001 and was re-elected on November 20, 2002 for a two-year term. Mr. DeGroote has been the President and sole director of GWD Management Inc., a private investment holding company, since 1981. From 1991 to 1995, Mr. DeGroote was President and a director of Republic Environmental Systems Ltd. From 1976 until 1989, Mr. DeGroote served in various positions at Laidlaw Waste Systems, Ltd. and its affiliates, including as Vice President and a member of the board of directors of Laidlaw Inc. from 1983 to 1989.

R. John (Jack) Lawrence

        Mr. R. John (Jack) Lawrence was appointed to the Board of Directors on June 19, 2003. He is a nominee for re-election to a two-year term at the Meeting. Mr. Lawrence has been Chairman of Lawrence & Company Inc., an investment advisory, money management and merchant-banking firm, since October 1995. Before founding Lawrence & Company Inc., Mr. Lawrence held progressively senior executive positions with Nesbitt Burns Inc. and its predecessor, serving as its Chairman and Chief Executive Officer from November 1980 to September 1994 and then as its Deputy Chairman until October 1998. Mr. Lawrence serves as a director of Methanex Corporation, Indigo Books and Music Inc. and several other public and private companies.

George E. Matelich

        Mr. George E. Matelich was appointed to the Board of Directors on June 19, 2003 for a two-year term expiring in 2004. Mr. Matelich has been Managing Director of Kelso & Company LLC since October 1990. Mr. Matelich has been affiliated with Kelso & Company LLC since 1985. Mr. Matelich serves as a director of Fairpoint Communications, Inc. and as a trustee of the University of Puget Sound.

Lucien Rémillard

        Mr. Lucien Rémillard was appointed to the Board of Directors on September 6, 2001 and was re-elected on November 20, 2002 for a two-year term. Mr. Rémillard has been the President and Chief Executive Officer of RCI Environnement Inc., a waste management company, since 1997. From 1981 to 1995, Mr. Rémillard was the President and Chief Executive Officer of Intersan, Inc., a waste management company. Since 1983, Mr. Rémillard has served as a director of the Greater Montréal Area Comite Paritaire des Boueurs, the organization regulating labour relations for the Montréal solid waste removal industry. Mr. Rémillard is also Chairman of the board of directors of Remstar Corporation, a film production and distribution company.

Donald A. Sanders

        Mr. Donald A. Sanders was appointed to the Board of Directors on September 6, 2001 and his two-year term expires at the Meeting. Mr. Sanders is a nominee for re-election to a two-year term at the Meeting. Since February 2000, Mr. Sanders has been the Vice Chairman and a director of Sanders Morris Harris Group Inc., a financial services holding company formerly known as Pinnacle Global Group, Inc. Mr. Sanders is also a director of SMH (formerly known as Sanders Morris Mundy Inc.), an investment banking firm and a wholly owned subsidiary of Sanders Morris Harris Group Inc. Mr. Sanders co-founded SMH in 1987 and served as its President from 1987 to 1996. Before joining SMH, Mr. Sanders was employed by E.F. Hutton & Co., Inc., where he served from 1959 to 1987 in various capacities, including as an Executive Vice President from 1982 to 1987 and as a director from 1983 to 1987. Mr. Sanders has over 40 years of experience in the securities industry.

Stanley A. Sutherland

        Mr. Stanley Sutherland became Executive Vice President and Chief Operating Officer, Western Canada of the Corporation on November 19, 2001 and was appointed a director of the Corporation on December 7, 2001. Mr. Sutherland has had extensive management experience in the waste services industry, having previously held executive positions with Canadian Waste Services Inc. and Browning-Ferris Industries Inc. Mr. Sutherland has over 35 years of experience in the solid waste industry. Mr. Sutherland is the father-in-law of David Sutherland-Yoest.

Board Practices

        The Board of Directors held a total of nine meetings during fiscal year 2002, either personally or by teleconference. Each of the current directors attended at least 89% of the meetings of the Board of Directors and all committees of the Board of Directors on which they served since they were appointed to the Board of Directors.

        The Corporation has an Executive Committee, a Compensation Committee and an Audit Committee. As of November 30, 2003, the composition of the Executive Committee, Compensation Committee and Audit Committee is as follows:

Executive Committee

        Donald A. Sanders, David Sutherland-Yoest and Gary W. DeGroote were appointed to the Executive Committee of the Board of Directors following the 2001 annual shareholders meeting and re-appointed following the 2002 annual shareholders meeting, with Mr. Sanders appointed Chairman of the Executive Committee. The Executive Committee has all the powers of the Board of Directors in respect of the management and direction of the business and affairs of the Corporation (save and except those set forth in Section 127(3) of the Business Corporations Act (Ontario)) in all cases in which specific directions shall not have been given by the Board of Directors. The Executive Committee meets frequently to discuss the business of the Corporation.

Compensation Committee

        Gary W. DeGroote, Lucien Rémillard and Donald A. Sanders were appointed to the Compensation Committee following the 2001 annual shareholders meeting and re-appointed following the 2002 annual shareholders meeting, with Mr. DeGroote appointed as Chairman of the Compensation Committee. All of the members of the Compensation Committee are non-employee directors. The Compensation Committee determines the compensation of executive officers subject, if the Board of Directors so directs, to the Board of Directors' further ratification of such compensation; determines the compensation for other officers or delegates such determinations to an executive officer or officers; and grants options, stock or other equity interests under the Corporation's stock option or other equity-based incentive plans. The Compensation Committee held one meeting during fiscal year 2002.

Audit Committee

        Gary W. DeGroote, Warren Grover and Lucien Rémillard were appointed to the Audit Committee following the 2001 annual shareholders meeting and re-appointed following the 2002 annual shareholders meeting. Mr. Grover was appointed Chairman of the Audit Committee. Mr. Grover resigned as a director and Chairman of the Audit Committee effective April 9, 2003. On June 19, 2003, George E. Matelich and Donald A. Sanders were appointed to the Audit Committee to replace Mr. Grover and Mr. Rémillard, who had also resigned from the Audit Committee. Mr. Matelich was appointed Chairman of the Audit Committee. The Board of Directors has determined that all of the members of the Audit Committee are independent directors. The Audit Committee makes recommendations to the Board of Directors concerning the engagement of independent auditors; reviews with the independent auditors the plans and results of the audit engagement; considers the range of audit and non-audit fees; verifies that auditors are independent of management and are objective in their findings; reviews recommendations on internal controls and related management response; reviews the audit reports with management and the auditor; and monitors management's efforts to correct deficiencies described in any audit examination. The Audit Committee held a total of three meetings during fiscal year 2002.

Information Regarding Executive Officers

        The following table sets forth information regarding the Corporation's executive officers as of November 30, 2003.

Name	Age	Position
David Sutherland-Yoest	47	Chairman and Chief Executive Officer
Larry D. Henk	43	President and Chief Operating Officer
Ronald L. Rubin	38	Executive Vice President, Chief Financial Officer
Thomas E. Durkin, III	50	Executive Vice President, General Counsel and Secretary
Stanley A. Sutherland	71	Executive Vice President, Chief Operating Officer Western Canada
John D. McGarvey	42	Executive Vice President, Chief Operating Officer Eastern Canada
William P. Hulligan	61	Executive Vice President, North American Operations
George Boothe	45	Chief Accounting Officer
Hillel J. Abrams	41	Vice President, Health and Safety
Brian J. Forrestal	43	Vice President, Environmental Management
Shawn Parnham	37	Corporate Controller
E. Joy Grahek	45	Associate General Counsel and Assistant Secretary

        David Sutherland-Yoest. Information relating to Mr. Sutherland-Yoest is provided above under the heading "Information Regarding Directors".

        Larry D. Henk was appointed as President and Chief Operating Officer of the Corporation on July 11, 2003. From 1997 through October of 2001, Mr. Henk served in various senior executive positions with Allied Waste Industries, Inc., including as its President and Chief Executive Officer from 2000 until his resignation in October 2001. Prior to joining Allied Waste Industries, Inc., Mr. Henk served in a variety of management and operating capacities for several solid waste service companies, contributing to his 20 years of experience in the waste industry.

        Ronald L. Rubin was appointed Executive Vice President and Chief Financial Officer of the Corporation on August 6, 2003. Mr. Rubin succeeded David J. Feals who had advised the Corporation of his desire to pursue other opportunities. Prior to his appointment, Mr. Rubin was the Vice President, Chief Accounting Officer and Controller of Paxson Communications Corporation ("Paxson"), a broadcast television distribution system operator. Prior to joining Paxson, Mr. Rubin was the Vice President, Controller of Auto Nation Inc., the former parent of Republic Services, Inc.

        Thomas E. Durkin, III has served as the Executive Vice President, General Counsel and Secretary of the Corporation since September 2002. Mr. Durkin is also an inactive partner in the law firm of Durkin & Durkin. Mr. Durkin has six years of experience in the solid waste industry with Waste Management, Inc. and USA Waste Services, Inc. and has been admitted to the practice of law in the States of New York and New Jersey for over 20 years.

        Stanley A. Sutherland. Information relating to Mr. Sutherland is provided above under the heading "Information Regarding Directors".

        John D. McGarvey became an employee of the Corporation on October 10, 2001 and was appointed Executive Vice President and Chief Operating Officer for Eastern Canada effective January 1, 2002. Mr. McGarvey has 17 years experience in the solid waste industry with USA Waste Services, Inc. and Laidlaw Waste Systems Ltd.

        William P. Hulligan was appointed Executive Vice President, North American Operations of the Corporation on June 1, 2003. He has extensive operational and executive experience having held several positions throughout his 20-year career with Waste Management, Inc. His last position with Waste

Management, Inc. was as its Executive Vice President. Prior to joining Waste Management, Inc., Mr. Hulligan headed a family business.

        George Boothe was appointed Chief Accounting Officer of the Corporation in September 2001. Mr. Boothe joined the Corporation in February 1999 as Chief Financial Officer and served as President of the Corporation from December 1999 until the transaction in September 2001 that resulted in a change of control of the Corporation. He has more than 13 years of experience in the solid waste industry in both financial and operational roles with various waste management companies. Mr. Boothe became a Chartered Accountant in 1986.

        Hillel J. Abrams was appointed Vice President, Health and Safety of the Corporation in March 2002. From April 1997 to March 2002, Mr. Abrams served as Director, Health and Safety and Director, Risk Management for Canadian Waste Services Inc. Mr. Abrams has 17 years of health and safety and risk management experience in the waste industry with Sanifill Canada Inc. and Canadian Waste Services Inc.

        Brian J. Forrestal has served as Vice President, Environmental Management of the Corporation since January 1998. Prior to joining the Corporation, Mr. Forrestal spent over seven years with Laidlaw Waste Systems Ltd. Mr. Forrestal has 11 years of environmental experience in waste management.

        Shawn Parnham was appointed Corporate Controller of the Corporation in August 2000. Mr. Parnham originally joined the Corporation in May 1999 as the Service Area Controller for the Northern Ontario Service Area. Mr. Parnham has 12 years of accounting and financial experience in various accounting positions with the Steel Co. of Canada and with the Laidlaw Group of Companies. Mr. Parnham obtained his Certified Management Accountant designation in 1993.

        E. Joy Grahek was appointed Associate General Counsel and Assistant Secretary of the Corporation on June 1, 2003. Ms. Grahek served as Executive Vice President, General Counsel to the Corporation from August 1998 through October 1999. She has practiced law in Ontario for the past 19 years.

DIRECTOR COMPENSATION

        On September 24, 2001, the Board of Directors authorized grants to each non-employee director of the Corporation of 30,000 options for service on the Board of Directors through 2002, as well as grants to each non-employee director of 5,000 options per Committee of the Board of Directors served upon by such non-employee director during that period. All of these options have an exercise price equal to the fair market value of the Common Shares on the grant date, vested in full on September 24, 2002 and expire upon the earlier of five years after the grant date or one year after the director ceases to be a member of the Board of Directors (18 months in the case of retirement, death or mental or physical disability). In addition, in February 2002, Mr. Grover was paid C$30,000 in connection with his service on an independent committee of the Board of Directors related to the Corporation's sale of Series 1 Preferred Shares.

        On July 10, 2003, the Compensation Committee recommended the following grants of stock options to non-employee members of the Board of Directors for their service on the Board in 2003. On July 15, 2003, the Board of Directors approved these recommendations of the Compensation Committee:

  •
  50,000 options to those directors who served as directors throughout 2003;

  •
  35,000 options to those directors who joined the Board during 2003; and

  •
  an additional 5,000 options for each Committee on which a non-employee director serves in 2003; and

  •
  a further 5,000 options to the Chair of each Committee who is a non-employee director for serving as such in 2003.

        All of these options have an exercise price equal to the closing price of the Corporation's stock as quoted on NASDAQ Small Cap Market on the close of business on July 10, 2003, the date the Compensation Committee approved the grants. These options fully vest on July 15, 2004 and expire upon the earlier of five years after the grant date or one year after the director ceases to be a member of the Board of Directors (18 months in the case of retirement, death or mental or physical disability).

        Pursuant to the above, the following options were granted to directors in 2003:

Lucien Rémillard	55,000
Gary W. DeGroote	70,000
Donald A. Sanders	70,000
George E. Matelich	45,000
R. John (Jack) Lawrence	35,000

SUMMARY DIRECTOR AND OFFICER COMPENSATION INFORMATION

        The following sections of this Proxy Statement set forth and describe the compensation paid or awarded to the Corporation's current and former directors, Chief Executive Officer and executive officers during 2002. The Corporation's current executive officers are referred to as the "Named Executive Officers" elsewhere in this Proxy Statement.

        The following table sets forth the compensation paid and the benefits in kind (including options) granted to directors and Named Executive Officers of the Corporation during fiscal year 2002. All amounts paid in Canadian dollars are expressed in United States dollars using the average exchange rate in effect in 2002.

Name	Title	Salary	Bonus	Other	Benefits in Kind
Hillel J. Abrams	Vice President, Health and Safety (effective March 4, 2002)	$75,600	$38,200	$5,300	40,000 options (exercisable at C$6.34 per share expiring March 4, 2007)
George Boothe	Chief Accounting Officer (effective September 24, 2001)	$135,600	$58,900	$5,300	None
Thomas E. Durkin, III	Executive Vice President, General Counsel and Secretary (effective September 2002)	$160,000	$64,200	None	None
Gary W. DeGroote	Director (effective September 6, 2001)	None	None	None	None
David J. Feals	Executive Vice President & Chief Financial Officer (ceased August 2003)	$211,700	None	None	250,000 options (exercisable at C$5.19 per share expiring November 19, 2006)
Warren Grover	Director (resigned April 9, 2003)	None	None	$19,100	None
John D. McGarvey	Executive Vice President and Chief Operating Officer, Eastern Canada (effective January 1, 2002)	$161,200	None	None	None
Shawn Parnham	Corporate Controller (effective October 1, 2002)	$71,500	$8,200	$2,200	12,500 options (exercisable at C$5.89 per share expiring February 1, 2007)
Lucien Rémillard	Director (effective September 6, 2001)	None	None	None	None
Donald A. Sanders	Director (effective September 6, 2001)	None	None	None	None
Stanley A. Sutherland	Director, Chief Operating Officer, Western Canada (effective December 1, 2001)	$151,600	$15,600	$32,500	None
David Sutherland-Yoest	Director, Chairman and Chief Executive Officer (effective September 6, 2001)	$210,200	$63,700	$4,300	None

EMPLOYMENT AGREEMENTS

George Boothe

        George Boothe entered into an employment agreement with the Corporation on September 24, 2001, which employment agreement replaced and superceded all previous employment agreements. The agreement is for a term of two years ending September 23, 2003. A renewal of Mr. Boothe's employment agreement is currently being negotiated. Under Mr. Boothe's employment agreement, he is entitled to a base salary of C$185,000 subject to subsequent merit increases, and a discretionary annual bonus of up to 50% of his base salary. Upon termination without cause or if his employment agreement is not renewed, Mr. Boothe will receive the greater of the salary payable for the remaining term of his employment agreement or six months' base salary (plus pro-rated bonus). In addition, upon termination, the options to purchase 75,000 Common Shares granted to Mr. Boothe upon execution of his employment agreement shall continue to vest and be exercisable until the end of the option term as set out in the option grant. Mr. Boothe's employment agreement also provides for other customary benefits and perquisites and prohibits Mr. Boothe from competing with the Corporation during the term of his employment and for a specified period following termination.

Thomas E. Durkin, III

        Thomas Durkin entered into an employment agreement with the Corporation on May 1, 2002 for a period of two years ending April 30, 2004. Mr. Durkin is entitled to a base salary of C$225,000 and a discretionary annual bonus of up to 100% of his base salary. Upon termination without cause or if his employment agreement is not renewed, Mr. Durkin will receive the greater of (i) the salary payable for the remaining term of his employment agreement or (ii) six months' base salary, plus an amount equal to his annual bonus from the previous year (pro-rated). In addition, the options to purchase 250,000 Common Shares granted to Mr. Durkin on November 19, 2001 will continue to vest and be exercisable until the end of the option term as set forth in the option grant. Mr. Durkin's employment agreement also provides for other customary benefits and perquisites. Mr. Durkin has agreed not to compete with the Corporation during the term of his employment and for a specified period following termination.

David J. Feals

        The Corporation entered into a separation agreement with David Feals effective August 15, 2003 pursuant to which the Corporation agreed to pay Mr. Feals severance payments in accordance with the terms of his employment agreement.

Larry D. Henk

        Larry Henk entered into an employment agreement with the Corporation and its U.S. subsidiary, Waste Services Inc. ("WSI"), effective as of July 11, 2003, for an indeterminate term. Under the employment agreement, Mr. Henk is entitled to a base salary of US$400,000 or such higher rate as may be determined from time to time by the Board of Directors plus an annual cash bonus of up to 100% of his base salary. The employment agreement provides for the following termination benefits: (a) if the agreement is terminated upon death or total disability, Mr. Henk or his beneficiaries will be paid his base salary for a period of three years from the effective date of termination plus three times his average annual bonus in equal installments over 36 months, he or his dependents will continue to receive Corporation benefits for a period of three years and any outstanding stock options shall vest in accordance with the terms of the Corporation's stock option plan then in effect; (b) if the agreement is terminated without cause or by Mr. Henk for good reason, as defined in the agreement, Mr. Henk will be paid his base salary for a period of two years from the effective date of termination, plus two times his average annual bonus in equal installments over 24 months, he will continue to receive Corporation benefits for a period of three years and any outstanding stock options shall vest in accordance with the terms of the Corporation's stock option plan then in effect; (c) if the agreement is terminated by Mr. Henk for good reason or by the Corporation without cause and a change of control has occurred within the two year period preceding or within the one-year period following the effective date of termination, Mr. Henk will be paid a lump sum equal to three times the sum of his base salary at the rate in effect immediately prior to the effective date of termination, and his average annual bonus paid in the three most recently completed fiscal years, he will continue to receive Corporation benefits for a period of three years and any outstanding stock options shall vest and be exercisable in accordance with the terms of the Corporation's stock option plan then in effect; and (d) if the agreement is terminated for cause or by Mr. Henk voluntarily and without good reason, Mr. Henk is entitled to receive any accrued but unpaid base salary, expenses and any earned benefits. The employment agreement also provides for other customary benefits and perquisites and prohibits Mr. Henk from competing with the Corporation during the term of his employment and for a specified period following termination.

John D. McGarvey

        John McGarvey entered into an employment agreement with the Corporation on January 1, 2002 for a period of two years ending December 31, 2003. Mr. McGarvey is entitled to a base salary of C$225,000 and a discretionary annual bonus. Upon termination without cause, Mr. McGarvey will receive the greater of (i) the salary payable for the remaining term of his employment agreement or (ii) six months of base salary, plus an amount equal to his annual bonus from the previous year (pro-rated). In addition, the 250,000 options to purchase Common Shares granted to Mr. McGarvey on November 18, 2001 will continue to vest and be exercisable until the end of the option term as set forth in the option grant. If the employment agreement is not renewed at the end of its term, Mr. McGarvey will be entitled to six months' base salary. Mr. McGarvey's employment agreement also provides for other customary benefits and perquisites and prohibits Mr. McGarvey from competing with the Corporation during the term of his employment and for a specified period following termination.

Ronald L. Rubin

        Ronald Rubin entered into an employment agreement with the Corporation and its U.S. subsidiary, WSI, effective September 2, 2003. The agreement is for an initial term of two (2) years and automatically renews thereafter for successive one (1) year terms, unless terminated in accordance with its terms. Mr. Rubin is entitled to receive a base salary of US$300,000 and a discretionary annual bonus of up to 80% of his base salary. Mr. Rubin also received a one-time payment of US$150,000 on his signing the employment agreement. The employment agreement provides for the following termination benefits: (a) if the agreement is terminated upon Mr. Rubin's death or total disability or by the Corporation without cause or by Mr. Rubin for good reason, Mr. Rubin or his beneficiaries will continue to be paid his base salary for the remainder of his employment term and all outstanding options granted to Mr. Rubin prior to his termination, whether or not vested, shall vest and be exercisable in accordance with the Corporation's 1999 Stock Option Plan; (b) if, however, the agreement is terminated by the Corporation without cause or by Mr. Rubin for good reason within the one year period preceding or within two years following a change of control, Mr. Rubin is entitled to receive a lump sum payment equal to his base salary then in effect immediately upon termination and Mr. Rubin's options will vest as described above; (c) if the agreement is terminated for cause or by Mr. Rubin voluntarily and without good reason, Mr. Rubin is entitled to receive any accrued but unpaid base salary, expenses and any unearned benefits. The employment agreement also provides for other customary benefits and perquisites and prohibits Mr. Rubin from competing with the Corporation and its subsidiaries during the term of his employment and for a specified period following termination.

Stanley A. Sutherland

        Stanley Sutherland has an employment agreement with the Corporation that expires on November 30, 2004. Mr. Sutherland is entitled to a base salary of C$225,000 subject to subsequent merit increases, and a discretionary annual bonus of up to 100% of his base salary. Mr. Sutherland received a bonus of C$110,000 upon commencement of his employment. Following termination or expiration of his employment agreement (other than for cause), Mr. Sutherland will continue to provide advisory services to the Corporation and receive a consulting fee in the amount of C$50,000 per annum for the remainder of his natural life. Upon termination without cause, Mr. Sutherland will receive the greater of the salary payable for the remaining term of his employment agreement or six months' base salary, plus his annual bonus from the previous year (pro-rated). In addition, the option to purchase 250,000 Common Shares granted to Mr. Sutherland upon commencement of his employment shall continue to vest and be exercisable until the end of the option term as set out in the option grant. Mr. Sutherland's employment agreement also provides for other customary benefits and perquisites. Mr. Sutherland has agreed not to compete with the Corporation during the term of his employment and his consulting agreement and for a specified period following termination.

David Sutherland-Yoest

        David Sutherland-Yoest and the Corporation entered into an employment agreement on September 7, 2001. The employment agreement has a term of three years, which term is automatically extended each day by one day until notice is given that the employment term will not be extended. Under this employment agreement, Mr. Sutherland-Yoest is entitled to a base salary of C$300,000 or such higher rate as may be determined from time to time by the Compensation Committee of the Board of Directors, plus an annual bonus of up to 100% of his base salary subject to satisfaction of annual performance objectives mutually agreed upon by the Compensation Committee of the Board of Directors and Mr. Sutherland-Yoest at the beginning of each year. The employment agreement provides for the following benefits upon termination: (a) if the agreement is terminated upon death or total disability or by Mr. Sutherland-Yoest within six months following a change of control of the Corporation, Mr. Sutherland-Yoest or his beneficiaries will be paid his base salary for a period of three years from the effective date of termination plus a lump sum payment equal to three times the average of the cash bonuses paid to him in each of the two most recently completed fiscal years, he will receive Corporation benefits for a period of three years and any options to purchase Common Shares granted will continue to vest as if Mr. Sutherland-Yoest was still employed; (b) if the agreement is terminated for cause, Mr. Sutherland-Yoest will be entitled to receive all accrued but unpaid expenses and any earned benefits; (c) if the agreement is terminated by Mr. Sutherland-Yoest voluntarily, Mr. Sutherland-Yoest will be entitled to receive any accrued but unpaid expenses and any earned benefits; and (d) if the agreement is terminated without cause, Mr. Sutherland-Yoest will continue to receive his base salary and will receive Corporation benefits until the later of September 7, 2004 or the first anniversary of the effective date of termination and any options to purchase Common Shares will vest and be exercisable until the end of the option term as set forth in the option grant. Mr. Sutherland-Yoest's employment agreement also provides for other customary benefits and perquisites and prohibits him from competing with the Corporation during the term of his employment and for a specified period following termination.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation maintains a directors' and officers' liability insurance policy (the "Insurance Policy") with a policy limit of C$10 million that is subject to a C$500,000 deductible in respect of any claim. In addition, the Corporation is a co-insurer for up to 20% of the amount paid in respect of securities related claims. For 2003, the Insurance Policy has an annual premium of approximately C$620,000. The Insurance Policy provides protection to the Corporation's directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its subsidiaries.

STOCK GRAPH

        The graph below shows the historical price index per share from June 3, 1999 (the date of the Corporation's initial public offering) to November 24, 2003, on an assumed investment of $1,000 on June 3, 1999 in the Corporation, the Standard & Poor's S&P 500 Stock Index and Waste Management Inc. Waste Management Inc. is the largest waste management company in North America. Given the short time period covered by the graph, shareholder return is measured by quarterly closing prices and is indexed over the applicable period.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        None of the members of the Compensation Committee serves or has served as an officer or employee of the Corporation. In addition, no executive officer of the Corporation has served as a member of the compensation committee or board of directors of another entity that has one or more its executive officers serving on the Corporation's Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The Compensation Committee's goal is to recruit and retain an executive team of superior talent. To do so, the Compensation Committee attempts to offer competitive and fair compensation that rewards executives for exceptional performance and holds them accountable for the Corporation's performance. Particular objective factors that the Compensation Committee believes are important in assessing performance include growth in revenue, earnings before interest, expenses, taxes, depreciation and amortization and earnings per share and growth in overall market share of the non-hazardous, solid waste collection business. More subjective factors the Compensation Committee believes are important in evaluating performance include success in raising capital, integrating newly acquired companies and hiring and retaining key employees.

        The compensation of the Corporation's executive officers consists primarily of three components: (i) base salary, (ii) bonus, and (iii) stock options. In establishing appropriate levels for base salary, the Compensation Committee considers the market for executives of public companies in businesses comparable to the business of the Corporation, the executive's value to the Corporation, including the individual's knowledge, experience and accomplishments, and the level of responsibility assumed. The Compensation Committee also considers the overall contributions made over the past year and previously by particular officers. Annual performance bonuses are based on the Compensation Committee's evaluation of the executive's performance in achieving several specified annual goals. Option grants are designed to reward an executive officer for his overall contribution to the Corporation and to serve as an incentive to achieve the Corporation's goal of increasing shareholder value.

        During fiscal year 2002, based on the recommendations of the Compensation Committee, the Board of Directors granted employees a total of 1,065,000 options to purchase Common Shares, of which 302,500 were granted to the Corporation's executive officers.

        This report of the Compensation Committee shall not be deemed incorporated by reference in any document previously filed or to be filed subsequently with the SEC that incorporates by reference all or any portion of this Proxy Statement, unless the report is specifically incorporated by reference.

COMPENSATION COMMITTEE:
DONALD A. SANDERS GARY W. DEGROOTE LUCIEN RÉMILLARD

AUDIT COMMITTEE REPORT

        The Audit Committee assists the Board of Directors in overseeing and monitoring the integrity of the Corporation's financial reporting process, its compliance with legal and regulatory requirements and the quality of its internal and external audit processes. Each of the members of the Audit Committee is an independent director under current NASDAQ Stock Market rules. The roles and responsibilities of the Audit Committee are set forth in a written charter adopted by the Board of Directors in June 2000. A copy of the Audit Committee charter is attached to this Proxy Statement as Appendix A. The Audit Committee reviews and reassesses the charter annually and recommends any changes to the Board of Directors for approval.

        Management has the primary responsibility for the preparation and integrity of the Corporation's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Corporation's independent auditors for fiscal year 2002, PricewaterhouseCoopers LLP, have been responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles. In fulfilling its oversight responsibilities, in March 2003, the Audit Committee reviewed and discussed the audited financial statements for fiscal year 2002 with the Corporation's management and discussed with PricewaterhouseCoopers LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended by SAS No. 89 Audit Adjustment and SAS No. 90 Audit Committee Communications. In addition, PricewaterhouseCoopers LLP provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee discussed with PricewaterhouseCoopers LLP their independence. Based on these reviews and discussions, in March 2003, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Corporation's Annual Report on Form 20-F for fiscal year 2002 for filing with the SEC.

        During 2003, the Corporation's auditors, PricewaterhouseCoopers LLP, advised that they did not intend to stand for re-appointment as the Corporation's auditors. After conducting a review of the Corporation's audit needs, the Audit Committee of the Board of Directors recommends that BDO Dunwoody LLP be appointed to act as independent auditors for the Corporation and its affiliates and consolidated subsidiaries for the fiscal year ending December 31, 2003 to replace PricewaterhouseCoopers LLP, which served as independent auditors for the Corporation since 1997. BDO Dunwoody LLP has advised the Corporation that the firm does not have any direct or indirect financial interest in the Corporation or any of its affiliates or subsidiaries.

        In June 2003, the membership of the Audit Committee changed when George E. Matelich and Donald A. Sanders joined the Audit Committee and George E. Matelich was appointed as Chairman.

        In November 2003, the Audit Committee met and held discussions with management, PricewaterhouseCoopers LLP and BDO Dunwoody LLP, including discussions in connection with the restatement of the Corporation's consolidated financial statements for the year ended December 31, 2002. On November 28, 2003, the Corporation filed with the SEC a Form 20-F/A to restate its 2002 consolidated financial statements as a result of a revision of the accounting treatment for certain Series 1 Preferred Shares issued in February 2002 and converted to Common Shares in March 2002.

        This report of the Audit Committee shall not be deemed incorporated by reference in any document previously or subsequently filed with the SEC that incorporates by reference all or any portion of this Proxy Statement, unless the report is specifically incorporated by reference.

AUDIT COMMITTEE:
GEORGE E. MATELICH GARY W. DEGROOTE DONALD A. SANDERS

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Other than the transactions listed below and the transactions described in the proposals referred to above, the Corporation and its subsidiaries have not entered into any material transactions during the period beginning on January 1, 2002 through November 30, 2003 in which any director, officer or any associate of any director or officer of the Corporation has or had any interest.

        In February 2002, the Corporation issued 11,320,754 Series 1 Preferred Shares in a private placement transaction for an aggregate purchase price of approximately US$30.0 million, or US$2.65 per share. The details of this transaction are set out in the notice of special meeting and proxy that was circulated to the Corporation's shareholders of record on February 11, 2002, and filed with the SEC on Form 6-K on March 13, 2002. Each of David Sutherland-Yoest, the Chairman and Chief Executive Officer of the Corporation, Donald A. Sanders, a director of the Corporation, Gary W. DeGroote, a director of the Corporation, Lucien Rémillard, a director of the Corporation, David J. Feals, the then Chief Financial Officer of the Corporation and Thomas E. Durkin III, the Executive Vice President, General Counsel and Secretary of the Corporation, and/or entities controlled by them or in which they had equity interests, purchased Series 1 Preferred Shares in this transaction. Each of such persons, except for Mr. Durkin, was also a beneficial owner of Common Shares prior to the February 2002 private placement. On March 27, 2002, the shareholders approved the conversion of all then outstanding Series 1 Preferred Shares to Common Shares.

        During 2002, the Corporation paid fees for financial advisory services to a shareholder, SMH, of approximately US$1.3 million. The Corporation also purchased legal services for approximately US$125,000 from Durkin and Durkin. An executive officer of the Corporation, Thomas E. Durkin III, is an inactive partner in Durkin and Durkin. Included in prepaid expenses and other current assets in the December 31, 2002 financial statements is US$100,000 related to the above mentioned legal services. At December 31, 2002, US$25,000 is included in accrued expenses and other current liabilities related to the same legal services.

        The Corporation has entered into placement agent agreements with SMH, pursuant to which the Corporation agreed to pay SMH fees for Series 1 Preferred Shares sold through SMH in the March 2003 Transaction, the July 2003 Transaction and the August 2003 Transaction. The Corporation has paid SMH fees of approximately US$1.9 million pursuant to these agreements. SMH beneficially owns shares of the Corporation.

        In connection with the issuance of 55,000 shares of preferred stock of WSI to Kelso & Company LLC, the Corporation paid Kelso & Company, L.P., a related company to Kelso & Company LLC, an advisory services fee of US$1.65 million.

        On November 22, 2002, the Corporation entered into a put or pay disposal agreement (the "Intersan Agreement") with RCI Environnement Inc., Centres de Transbordement et de Valorisation Nord Sud Inc., RCM Environnement Inc. (collectively the "RCI Disposal Companies") and Intersan Inc. ("Intersan") pursuant to which the Corporation together with the RCI Disposal Companies agreed to deliver to certain of Intersan's landfill sites and transfer stations in Québec, Canada, over the next 5 years, 850,000 metric tonnes of waste per year, and for the next 2 years after the expiration of the first 5 year term, 710,000 metric tonnes of waste per year at a fixed disposal rate set out in the Intersan Agreement. If the Corporation and the RCI Disposal Companies fail to deliver the required tonnage, they are jointly and severally required to pay to Intersan C$23.67 per metric tonne for every metric tonne below the required tonnage. If a portion of the annual tonnage commitment is not delivered to a specific site, the Corporation is also required to pay US$8.00 per metric tonne for every metric tonne below the site-specific allocation. The Corporation's obligations to Intersan are secured by a letter of credit for C$4.0 million. Lucien Rémillard is a director of the Corporation and is a director of, and controls, the RCI Disposal Companies.

        In 2003, the Corporation purchased furnishings and leasehold improvements from H2O Technologies, Ltd. for US$285,000 and assumed a lease of premises from David Sutherland-Yoest. David Sutherland-Yoest, the Chairman and Chief Executive Officer of the Corporation, is the Chairman and Chief Executive Officer of H2O Technologies, Ltd.

        In connection with the issuance of the Series 1 Preferred Shares in the July 2003 Transaction, the August 2003 Transaction and the September 2003 Transaction, a shareholder who is an affiliate of the

Corporation, certain senior officers and affiliates of two directors were purchasers. Details of these transactions are provided in the discussion of Proposal 4: The Conversion.

        These transactions are in the normal course of operations.

        The Business Corporations Act (Ontario) provides that a director who is materially interested in a proposal, arrangement or contract may not vote on any resolution to approve the proposal, arrangement or contract unless the proposal, arrangement or contract is (i) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Corporation or an affiliate, (ii) relates primarily to the director's remuneration as a director, officer, employee or agent of the Corporation or an affiliate, (iii) one for indemnity or insurance for the director against liability incurred by the director acting in his or her capacity as a director, or (iv) one with an affiliate.

        Conflicts of interest may arise in the course of business transactions between the Corporation, its officers, directors and principal stockholders, and their affiliates. The Corporation believes that the transactions in which it was party as described above were at terms no less favourable than the Corporation would have obtained from unaffiliated third parties. The Audit Committee or other comparable disinterested body reviews all transactions between the Corporation and its officers, directors or other affiliates (other than compensation and employment matters). An Independent Committee reviewed and approved the terms of issuance of the Series 1 Preferred Shares issued by the Corporation in connection with the August 2003 Transaction and the September 2003 Transaction.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

        The following table sets forth information regarding the beneficial ownership of Common Shares and Series 1 Preferred Shares as of November 24, 2003 by:

  •
  all persons who own beneficially 5% or more of the Common Shares;

  •
  the Chief Executive Officer and each of the other Named Executive Officers;

  •
  each of the directors of the Corporation; and

  •
  all directors and Named Executive Officers as a group.

Unless otherwise indicated, the address of each beneficial holder listed below is c/o Capital Environmental Resource Inc., Suite 221, 1005 Skyview Drive, Burlington, Ontario, Canada, L7P 5B1.

Name	Outstanding Shares(1)	% of Shares(2)
Westbury (Bermuda) Ltd.(3)	18,999,455	25.67%
Gary W. DeGroote(4)	4,158,750	5.62%
David Sutherland-Yoest(6)	4,136,362	5.59%
Donald A. Sanders(5)	3,555,983	4.80%
Lucien Rémillard(7)	3,018,497	4.08%
Bruce R. McMaken(8)	2,854,962	3.86%
SMH CERI II, LLC(9)	2,818,868	3.81%
Sanders Morris Harris Inc.(10)	2,430,783	3.28%
Environmental Opportunities Fund II(11)	2,430,783	3.28%
GWD Management Inc.(12)	2,275,000	3.07%
D.S.Y. Investments Ltd.(13)	1,949,497	2.63%
GWD Limited(14)	1,843,750	2.49%
R. John (Jack) Lawrence(15)	1,106,250	1.49%
George E. Matelich	728,797	*
Thomas E. Durkin III	308,328	*
William P. Hulligan	140,000	*
Larry D. Henk	120,000	*
Ronald L. Rubin	*	*
Stanley A. Sutherland	250,000	*
John D. McGarvey	*	*
George Boothe	152,694	*
Hillel J. Abrams	*	*
Brian J. Forrestal	17,500	*
Shawn Parnham	5,000	*
E. Joy Grahek	*	*
All executive officers and directors as a group (17 persons)	17,698,161	23.91%

        * Less than one (1%) percent.

(1)
In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. Shares of common stock subject to options and/or warrants currently exercisable or exercisable within 60 days of December 1, 2003 (assuming the Conversion Proposal is approved) count as outstanding for computing the percentage beneficially owned by the person holding such options and/or warrants. Ownership of 28,146,333 Series 1 Preferred Shares which are convertible into Common Shares upon the Conversion has been taken into account for the purposes of calculating the beneficial ownership of Common Shares for any person.

(2)
Based upon 39,550,995 Common Shares and 28,146,333 Series 1 Preferred Shares outstanding as of November 24, 2003.

(3)
The shareholders of Westbury (Bermuda) Ltd. are Robert Martyn, Gary W. DeGroote and Rick Burdick, as Trustees of the Westbury Trust. Robert Martyn, Gary W. DeGroote and Rick Burdick as Trustees of the Westbury Trust have the power to direct the voting and disposition of the securities held by Westbury (Bermuda) Ltd. The beneficiaries of the Westbury Trust include Michael G. DeGroote,

  Gary W. DeGroote and all of the children of Michael G. DeGroote. Includes 14,916,667 Common Shares issuable upon conversion of the Series 1 Preferred Shares and 2,358,333 Common Shares issuable upon the exercise of warrants.

(4)
Consists of 2,275,000 Common Shares owned by GWD Management Inc. of which Mr. Gary W. DeGroote is the controlling shareholder and sole director and 1,562,500 Common Shares issuable upon the conversion of the Series 1 Preferred Shares and 281,500 Common Shares issuable upon the exercise of warrants owned by GWD Limited, which Mr. Gary W. DeGroote may be deemed to beneficially own and 40,000 Common Shares issuable upon the exercise of currently exercisable options to purchase Common Shares issued to Mr. DeGroote.

(5)
Includes 1,139,142 Common Shares over which Mr. Sanders has sole voting and sole dispositive power and 1,586,841Common Shares and 790,000 Series 1 Preferred Shares with respect to which Mr. Sanders has shared dispositive power and 40,000 Common Shares issuable upon the exercise of currently exercisable options to purchase Common Shares.

(6)
Includes 1,949,497 Common Shares owned by D.S.Y. Investments Ltd., of which Mr. Sutherland-Yoest is the sole director and stockholder, as well as 751,665 Common Shares owned by Mr. Sutherland-Yoest personally and 670,000 Common Shares issuable upon the exercise of currently exercisable warrants to purchase Common Shares, 500,000 Common Shares owned by Mr. Sutherland-Yoest's wife and 265,200 Common Shares owned by Mr. Sutherland-Yoest's daughter, Christina Sutherland-Yoest, which Mr. Sutherland-Yoest may be deemed to beneficially own. Mr. Sutherland-Yoest disclaims beneficial ownership with respect to the shares owned by his wife and his daughter.

(7)
Consists of 1,500,000 Common Shares owned by Historia Investments Inc. and 1,478,497 shares owned by The Victoria Bank (Barbados) Incorporated. Mr. Rémillard is the controlling shareholder of Historia Investments Inc. and is indirectly the controlling shareholder of The Victoria Bank (Barbados) Incorporated, and is deemed to beneficially own the shares owned by each such entity and 40,000 Common Shares issuable upon the exercise of currently exercisable options to purchase Common Shares issued to Mr. Rémillard.

(8)
Includes 2,818,868 Common Shares beneficially owned by SMH CERI II, LLC and 27,694 Common Shares issuable upon the exercise of currently exercisable options to purchase Common Shares. Mr. McMaken is the President and manager of SMH CERI II, LLC. Mr. McMaken has voting and dispositive power over the shares owned by SMH CERI II, LLC and therefore may be deemed to be the beneficial owner of such shares.

(9)
The address of SMH CERI II, LLC is 600 Travis Street, Suite 3100, Houston, Texas 77002.

(10)
Consists of 526,153 Common Shares owned by Environmental Opportunities Fund II, L.P. ("EOF II") and 1,904,630 Common Shares owned by Environmental Opportunities Fund II (Institutional), L.P. ("EOF II (Institutional)"). The sole general partner of each of EOF II and EOF II (Institutional) is EOF II Mgt. Co., LLC ("EOF II GP"). Sanders Morris Harris Inc. is the controlling member of EOF II GP, and is therefore deemed to have beneficial ownership of the Common Shares held by EOF II and EOF II (Institutional). The address of Sanders Morris Harris Inc. is 600 Travis Street, Suite 3100, Houston, Texas 77002.

(11)
Environmental Opportunities Fund II consists of EOF II and EOF II (Institutional). EOF II owns 526,153 Common Shares and EOF II (Institutional) owns 1,904,630 Common Shares. The address of Environmental Opportunities Fund II is 600 Travis Street, Suite 3100, Houston, Texas 77002.

(12)
The address of GWD Management Inc. is 1455 Lakeshore Road, Burlington, Ontario, Canada L7S 2J1.

(13)
The address of D.S.Y. Investments, Ltd. is 150 Randall Street, Suite 103, Oakville, Ontario, Canada L6J 1P4.

(14)
The shareholders of GWD Limited are Robert Martyn and James Watt as Trustees of the GWD Trust. Robert Martyn and James Watt as Trustees of the GWD Trust have the power to direct the voting and disposition of the securities held by GWD Limited. Gary W. DeGroote and his children are the beneficiaries of GWD Trust. Includes 1,562,500 Common Shares issuable upon conversion of the Series 1 Preferred Shares and 281,250 Common Shares issuable upon the exercise of warrants.

(15)
Consists of 812,500 Common Shares issuable upon conversion of the Series 1 Preferred Shares and 146,250 Common Shares issuable upon the exercise of warrants owned by Lawrence Venture Fund and 125,000 Common Shares issuable upon the conversion of Series 1 Preferred Shares and 22,500 Common Shares issuable upon the exercise of warrants owned by Lawrence & Company Inc.

        Information regarding options and warrants held as of November 24, 2003 by current directors and Named Executive Officers and individuals who served as directors and executive officers of the Corporation during

2002, is set forth below. The Corporation has issued options and warrants with exercise prices denominated both in Canadian dollars and in United States dollars.

Name	Options	Warrants	Exercise Price	Expiry Date
David Sutherland-Yoest	—	1,000,000	US$2.70	September 10, 2011
	1,000,000	—	C$6.96	November 5, 2008
Hillel J. Abrams	40,000	—	C$6.34	March 4, 2007
George Boothe	20,000 75,000 30,000	—	US$4.00 C$4.05 US$12.00	April 18, 2005 September 24, 2006 June 30, 2004
Gary W. DeGroote	40,000 70,000	—	C$4.05 C$5.40	September 24, 2006 July 15, 2008
Thomas E. Durkin, III	250,000 250,000	— —	C$5.19 C$6.96	November 19, 2006 November 5, 2008
David J. Feals	250,000	—	US$3.27	November 19, 2006
E. Joy Grahek	40,000	—	C$6.96	November 5, 2008
Warren Grover	40,000	—	C$4.05	September 24, 2006
Larry D. Henk	1,000,000	—	US$3.89	June 19, 2008
William C. Hulligan	500,000	—	US$3.89	June 19, 2008
R. John (Jack) Lawrence	35,000	—	C$5.40	July 15, 2008
George E. Matelich	45,000	—	C$5.40	July 15, 2008
John D. McGarvey	250,000	—	US$3.27	November 19, 2006
Shawn Parnham	2,500 2,500 12,500	—	US$4.00 US$12.00 C$5.89	April 18, 2005 June 28, 2004 February 1, 2007
Lucien Rémillard	40,000	—	C$4.05	September 24, 2006
Ronald L. Rubin	500,000	—	US$5.23	November 5, 2008
Donald A. Sanders	40,000	—	C$4.05	September 24, 2006
Stanley A. Sutherland	250,000	—	C$5.19	November 19, 2006

        The Corporation is not directly or indirectly owned or controlled by another corporation, any foreign government or any natural or legal person severally or jointly.

INDEPENDENT ACCOUNTANTS

        During 2003, the Corporation's auditors, PricewaterhouseCoopers LLP, advised that they did not intend to stand for re-appointment as the Corporation's auditors at the Meeting. After conducting a review of the Corporation's audit needs the Audit Committee of the Board of Directors recommended that BDO Dunwoody LLP be appointed to act as independent auditors for the Corporation and its affiliates and consolidated subsidiaries for the fiscal year ending December 31, 2003 to replace PricewaterhouseCoopers LLP, which served as independent auditors for the Corporation since 1997. BDO Dunwoody LLP has advised the Corporation that the firm does not have any direct or indirect financial interest in the Corporation or any of its affiliates or subsidiaries.

        Audit Fees.    The Corporation incurred audit fees totaling approximately C$585,000 in connection with PricewaterhouseCoopers LLP's audit of the Corporation's annual financial statements for fiscal year 2002.

        Financial Information Systems Design and Implementation Fees.    During fiscal year 2002, PricewaterhouseCoopers LLP did not provide any information systems design or related technology services to the Corporation.

        All Other Fees.    During fiscal year 2002, the Corporation paid PricewaterhouseCoopers LLP a total of approximately C$820,000 for tax and other consulting services rendered. The Audit Committee has concluded that the provision of such services was compatible with maintaining PricewaterhouseCoopers LLP's independence.

SUBMISSION OF SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

        Shareholder proposals intended to be presented at the Corporation's next annual meeting of shareholders must be received by the Corporation on or before September 18, 2004 in order to be considered for inclusion in the Corporation's proxy statement and form of proxy for that meeting. The by-laws of the Corporation provide that any shareholder of record wishing to have a shareholder proposal considered at a meeting must provide written notice of such proposal and appropriate supporting documentation, as set forth in the by-laws of the Corporation, to the Corporation at its principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's annual meeting. In the event, however, that the annual meeting is scheduled to be held more than 30 days before such anniversary date or more than 60 days after such anniversary date, notice must be so delivered not later than the later of (i) the 10th day after the date of public disclosure of the date of such meeting or (ii) the 90th day prior to the scheduled date of such meeting. Any such proposal should be mailed to: Secretary, Capital Environmental Resource Inc., Suite 221, 1005 Skyview Drive, Burlington, Ontario, Canada L7P 5B1.

DISCRETIONARY AUTHORITY TO VOTE PROXY

        Management does not know of any other matters to be considered at the Meeting. If any other matters do properly come before the Meeting, a properly executed proxy will be voted in respect thereof in accordance with the best judgment of the persons authorized therein, and the discretionary authority to do so is included in the proxy.

        WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

BY ORDER OF THE BOARD OF DIRECTORS
"Thomas E. Durkin III"
Thomas E. Durkin III Executive Vice President, General Counsel and Secretary

SCHEDULE A

RESOLUTION OF THE SHAREHOLDERS
OF CAPITAL ENVIRONMENTAL RESOURCE INC.
(the "Corporation")

APPROVAL OF THE CONVERSION OF SERIES 1 PREFERRED SHARES
AND RELATED WARRANTS INTO COMMON SHARES

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
The conversion of the 28,146,333 Series 1 Preferred Shares into 28,146,333 Common Shares in accordance with the terms of the Series 1 Preferred Shares, as summarized in the attached Proxy Statement, be and the same is hereby approved.

2.
The reservation, allotment and setting aside of 5,454,266 Common Shares and the issuance of such Common Shares upon the proper exercise of the warrants issued in conjunction with the issuance of Series 1 Preferred Shares, as summarized in the attached Proxy Statement, be and the same is hereby approved.

3.
Any director or officer of the Corporation be and is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to these resolutions.

APPENDIX A

AUDIT COMMITTEE CHARTER
OF
CAPITAL ENVIRONMENTAL RESOURCE INC./
RESSOURCES ENVIRONNEMENTALES CAPITAL INC.
(the "Corporation")

        The Audit committee (the "Committee") of the Board of Directors (the "Board") of the Corporation will have the oversight responsibility, authority and specific duties as described below:

1.     COMPOSITION

1.1
The Committee will be comprised of three (3) or more directors as determined by the Board. The members of the Committee will meet the independence and experience requirements of the National Association of Securities Dealers Automated Quotation Stock Market ("Nasdaq"). The members of the Committee will be elected annually and will be listed in the annual report to shareholders. One of the members of the Committee will be elected Committee Chair by the Board. A quorum for any meeting will be two (2) members.

2.     RESPONSIBILITY

2.1
The Committee is a part of the Board. Its primary function is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)
the annual financial information to be provided to shareholders and the Securities and Exchange Commission ("SEC");

(b)
the system of internal controls that management has established; and

(c)
the external audit process.

  In additional, the Committee provides an avenue for communication between the independent accountants, financial management and the Board. The Committee should have a clear understanding with the independent accountants that they must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the independent accountants is to the Board and the Committee. The Committee will make regular reports to the Board concerning its activities.

2.2
While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). The financial statements are the responsibility of the Corporation's management. The auditors' responsibility is to express an opinion on the financial statement based on their audit(s).

3.     AUTHORITY

3.1
Subject to the prior approval of the Board, the Committee is granted the authority to investigate any matter or activity involving financial accounting and financial reporting, as well as the internal controls of the Corporation. In that regard, the committee will have the authority to approve the retention of an external professional to render advice and counsel in such matters. All employees will be directed to co-operate with respect thereto as requested by members of the Committee.

4.     MEETINGS

4.1
The Committee is to meet at least four (4) times annually and as many additional times as the Committee deems necessary. Content of the agenda for each meeting should be cleared by the Committee Chair. The Committee is to meet in separate executive sessions with the chief financial officer and independents accountants at least once each year and at other times when considered appropriate. The Committee may invite such other persons to its meetings as it deems appropriate. The proceedings of all meetings will be minuted.

5.     COMPLIANCE WITH LAWS AND REGULATIONS

  In order to ensure compliance with laws and regulations, the Committee will:

5.1
Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

5.2
Periodically obtain updates from management, general counsel, and tax director regarding compliance.

5.3
Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

5.4
Review the findings of any examinations by regulatory agencies such as the SEC.

6.     CODE OF CONDUCT

6.1
With the approval of the Board of Directors of the Corporation, the Committee will institute a Code of Conduct and it shall be the responsibility of the Committee to monitor compliance with the Code of Conduct.

7.     SPECIFIC DUTIES

  In carrying out its oversight responsibilities, the Committee will:

7.1
Review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval. This should be done in compliance with applicable Nasdaq Audit Committee Requirements.

7.2
Review with the Corporation's management and independent accountants the Corporation's accounting and financial reporting controls. Obtain annually in writing from the independent accountants their letter as to the adequacy of such controls.

7.3
Review with the Corporation's management and independent accountants significant accounting and reporting principles, practices and procedures applied by the Corporation in preparing its financial statements. Discuss with the independent accountants their judgements about the quality, not just the acceptability, of the Corporation's accounting principles used in financial reporting.

7.4
Review the scope and general extent of the independent accountants' annual audit. The Committee's review should include an explanation from the independent accountants of the factors considered by the accountants in determining the audit scope, including the major risk factors. The independent accountants should confirm to the Committee that no limitations have been placed on the scope or nature of their audit procedures. The Committee will review annually with management the fee arrangement with the independent accountants.

7.5
Inquire as to the independence of the independent accountants and obtain from the independent accountants, at least annually, a formal written statement delineating all relationships between the independent accountants and the Corporation as contemplated by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees.

7.6
Have a pre-determined arrangement with the independent accountants that they will advise the Committee through its Chair and management of the Corporation of any matters identified through procedures followed, as required, for interim quarterly financial statements, and that such notification as required under standards for communication with Audit Committees it to be made prior to the related press release or, if not practicable, prior to filing Forms 10-Q.

7.7
At the completion of the annual audit, review with management and the independent accountants the following:

(a)
The annual financial statements and related footnotes and financial information to be included in the Corporation's annual report to shareholders and on Form 10-K.

(b)
Results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.

(c)
Significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit. Inquire abut the co-operation received by the independent accountants during their audit, including access to all requested records, data and information. Inquire of the independent accountants whether there have been any disagreements with management which, if not satisfactorily resolved, would have caused them to issue a non-standard report on the Corporation's financial statements.

(d)
Other communications as required to be communicated by the independent accountants by Statement of Auditing Standards ("SAS") 61, as amended by SAS 90, relating to the conduct of the audit. Further, receive a written communication provided by the independent accountants concerning their judgement about the quality of the Corporation's accounting principles, as outlined in SAS 61, as amended by SAS 90, and that they concur with management's representation concerning audit adjustments.

  If deemed appropriate after such review and discussion, recommend to the Board that the financial statements be included in the Corporation's annual report on Form 10-K.

7.8
After preparation by management and review by independent accountants, approve the report required under SEC rules to be included in the Corporation's annual proxy statement. The charter is to be published as an appendix to the proxy statement every three (3) years.

7.9
Discuss with the independent accountants the quality of the Corporation's financial and accounting personnel. Also, elicit the comments of management regarding the responsiveness of the independent accountants to the Corporation's needs.

7.10
Meeting with management and the independent accountants to discuss any relevant significant recommendations that the independent accountants may have, particularly those characterized as 'material' or 'serious'. Typically, such recommendations will be presented by the independent accountants in the form of a Letter of Comments and Recommendations to the Committee. The Committee should review responses of management to the Letter of Comments and Recommendations from the independent accountants and receive follow-up reports on action taken concerning the aforementioned recommendations.

7.11
Recommend to the Board the selection, retention or termination of the Corporation's independent accountants.

7.12
Review with management and the independent accountants the methods used to establish and monitor the Corporation's policies with respect to unethical or illegal activities by Corporation employees that may have a material impact on the financial statements.

7.13
Generally as part of the review of the annual financial statements, receive an oral report(s), at least annually, from the corporation's general counsel concerning legal and regulatory matters that my have a material impact on the financial statements.

7.14
As the Committee may deem appropriate, obtain, weight and consider expert advice as to Audit Committee related rules of the Nasdaq, Statements on Auditing Standards and other accounting, legal and regulatory provisions.

APPENDIX B

MARCH 2003 SUBSCRIPTION AGREEMENT

SERIES 1 PREFERRED SUBSCRIPTION AGREEMENT

        AGREEMENT made as of this 31st day of March, 2003 (the "Agreement"), by and among Capital Environmental Resource Inc., a corporation amalgamated under the laws of the Province of Ontario (the "Company"), and the persons listed on Annex A hereto (each individually an "Investor" and collectively the "Investors").

W I T N E S S E T H:

        WHEREAS, the Company has entered into two purchase agreements, each as more fully described in Section 2.5 of the Company Disclosure Schedule attached hereto (the "Omni Agreements") which provide for the Company's acquisition of a landfill (the "Omni Landfill") located in Osceola County, Florida;

        WHEREAS, in part to finance the acquisition of the Omni Landfill pursuant to the Omni Agreements and other planned acquisitions by the Company, the Company wishes to issue and sell to the Investors, and the Investors wish to purchase from the Company, upon the terms and subject to the conditions set forth herein, (i) certain authorized but unissued shares of the Company's series 1 preferred shares (the "Series 1 Preferred Shares"), the terms of which are set forth in the resolutions of the Board of Directors of the Company attached as Annex B hereto, and (ii) warrants to purchase shares of the Company's authorized but unissued common shares (such shares, the "Common Shares") in the form attached as Annex C hereto (each a "Warrant" and, collectively, the "Warrants").

        NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Investors and the Company hereby agree as follows (capitalized terms used in this Agreement shall, unless otherwise defined herein, have the meanings ascribed to them in the Glossary attached as Annex D hereto).

SECTION 1
TERMS OF PURCHASE AND ISSUANCE

1.1
Authorization of Sale of Shares and Warrants.    The Company has authorized the issuance and sale to the Investors of (i) up to an aggregate of up to $50,000,000 of Series 1 Preferred Shares (such shares, the "Shares") for a purchase price of US $3.00 per Share (the "Per Share Purchase Price") and (ii) one Warrant to each Investor.

1.2
Sale and Purchase.    At the Closing (as defined in Section 1.3(a) hereof) and subject to the terms and conditions herein set forth, the Company shall issue and sell to each Investor, and each Investor shall purchase from the Company, (i) the number of Shares and (ii) one Warrant with an aggregate exercise price as set forth on the Investor's signature page hereto in exchange for the purchase price (the "Aggregate Purchase Price") set forth on the Investor's signature page hereto.

1.3   Closing.

  (a)
  The closing (the "Closing") of the sale and purchase of the Shares and Warrants shall take place at the Boston offices of McDermott, Will & Emery at 10:00 A.M. local time, as promptly as practicable (and in any event no later than the third business day) after the satisfaction or waiver of all the conditions set forth in Sections 4 and 5 hereof (other than those conditions that will be satisfied at or concurrent with the Closing), or at such other time, date or place as a Majority in Interest of the Investors and the Company may agree (the date upon which the Closing occurs, the "Closing Date"). The intended Closing Date is March 27, 2003. At the Closing, the Company will deliver to each Investor a share certificate issued in such Investor's name representing the number of Shares and the Warrant to be purchased by such Investor against payment of the Aggregate Purchase Price therefor in immediately available funds by or on behalf of the Investor to the Company. All transactions occurring at the

    Closing shall be deemed to have occurred simultaneously, and no one transaction shall be deemed to be complete until all transactions are complete.

  (b)
  In the event that this Agreement has been terminated with respect to any Investor pursuant to Section 8.1(e) or any Investor fails to perform its obligations at the Closing (a "Terminated Investor"), the Company may designate a Person or Persons (each a "Substitute Investor") to purchase the Shares and the Warrant to be purchased by such Investor at the Closing, and upon such Substitute Investor agreeing in writing to purchase such allocated Shares and be bound by the terms hereof, such Substitute Investor shall become a party to this Agreement as if he were an original Investor and the Company shall sell such allocated Shares to such Substitute Investor. The parties hereto acknowledge and agree that Annex A shall updated from time to time between the date hereof and the Closing to replace any Terminated Investors with Substitute Investors.

SECTION 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to each Investor, as of the date hereof and as of the Closing Date, as follows:

2.1
Organization and Qualification.    The Company is a corporation duly amalgamated, validly existing and in good standing under the laws of the Province of Ontario and has the requisite corporate power and authority to carry on its business as it is now being conducted.

2.2   Capitalization.

  (a)
  The authorized capital of the Company consists of (i) an unlimited number of Common Shares and (ii) an unlimited number of Preferred Shares (the "Preferred Shares") of which (A) an unlimited number have been authorized and designated Series 1 Preferred Shares and (B) an unlimited number have been authorized and designated Series 2 Preferred Shares. Of such authorized capital stock, (i) 37,244,995 Common Shares are issued and outstanding, all of which are validly issued and are fully paid, nonassessable and free of preemptive rights, (ii) no Preferred Shares, including no Series 1 Preferred Shares and no Series 2 Preferred Shares, are issued and outstanding, and (iii) as of December 31, 2002, 3,692,066 Common Shares were available for issuance pursuant to the exercise of outstanding options and warrants to purchase Common Shares.

  (b)
  Except with respect to the Shares and the Warrants, as set forth in subsection 2.2(a) above, or as stated in Section 2.2(b) of the Company Disclosure Schedule attached hereto, there are no outstanding options, warrants, subscriptions, calls, convertible securities or other rights, agreements, arrangements or commitments (contingent or otherwise) (including any right of conversion or exchange under any outstanding security, instrument or other agreement) obligating the Company or any of its direct or indirect subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares or obligating them to grant, extend or enter into any such agreement or commitment. Other than as set out in Section 2.2(b) of the Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its direct or indirect subsidiaries to repurchase, redeem or otherwise acquire any shares or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person other than a subsidiary of the Company.

  (c)
  Upon consummation of the Closing as contemplated hereby, including receipt by the Company of the Aggregate Purchase Price payable pursuant to Section 1.2 hereof, the Shares and the Warrant purchased by each Investor will be validly issued, fully paid and nonassessable, and the Common Shares issuable upon conversion of the Shares (the "Underlying Common Shares") and the Common Shares issuable upon exercise of the Warrants (the "Underlying Warrant Shares") have been duly authorized, and upon issuance of the Underlying Common Shares and the Underlying Warrant Shares upon proper conversion of the Shares and/or exercise of the Warrants, in accordance with the terms thereof, respectively, such Underlying Common Shares and Underlying Warrant Shares, will be validly issued, fully paid and nonassessable.

2.3   Power and Authority; Non-contravention; Government Approvals.

  (a)
  Power and Authority.    The Company has all requisite corporate power and authority to enter into this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby. This Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby have been duly approved by the Board of Directors of the Company. No other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the Ancillary Documents or the consummation by the Company of the transactions contemplated hereby and thereby. This Agreement has been, and when executed and delivered in accordance with the terms hereof the Ancillary Documents will have been, duly executed and delivered by the Company. This Agreement constitutes, and when executed and delivered in accordance with the terms hereof the Ancillary Documents will constitute, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to enforcement of creditors' rights generally and by general equitable principles. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of their respective articles, bylaws or equivalent organizational documents in any material respect.

  (b)
  Non-contravention.    The execution, delivery and performance of this Agreement and the Ancillary Documents by the Company: (i) will not violate or conflict with any provisions of the articles or bylaws of the Company or any of its subsidiaries, (ii) will not conflict with or constitute a violation of any applicable law, order, injunction, regulation or ruling of any governmental authority applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties or assets are bound, and (iii) will not, either alone or with the giving of notice or the passage of time, or both, modify, violate, conflict with or accelerate the performance required by any agreement, note, license, franchise, permit or other instrument and will not result in the creation or imposition of (or the obligation to create or impose) any Lien on any of the Company's or any of its subsidiaries' assets.

  (c)
  Approvals.    Except for (i) compliance with any applicable requirements of the HSR Act and the Canadian Competition Act, (ii) compliance with any applicable requirements of the Securities Act, Exchange Act, Ontario Securities Act and the rules and regulations of Nasdaq, (iii) such filings as may be required under any applicable state, blue sky or Canadian provincial securities laws and (iv) compliance with the applicable requirements of the Investment Canada Act (the filings and approvals referred to in clauses (i) through (iv) being herein referred to collectively as the "Company Required Statutory Approvals"), and except for any required approvals under the Credit Facility (as defined in Section 2.9 hereof), no declaration, filing or registration with, or notice to, or authorization, consent, approval, order or permit of, any governmental or regulatory body or authority or any other Person is necessary for the execution and delivery of this Agreement and the Ancillary Documents by the Company or the consummation by the Company of the transactions contemplated hereby and thereby except to the extent that the failure to obtain any such authorization, consent, approval or order or to make any such registration, declaration, filing or notice, would not have a Company Material Adverse Effect or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Ancillary Documents or the ability of the Company to perform its obligations hereunder or thereunder.

2.4   SEC Reports; Financial Statements.

  (a)
  Since May 3, 1999, the Company has filed with the SEC all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act and the Exchange Act (collectively, the "Company SEC Reports"), all of which complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

  (b)
  Each of the consolidated financial statements included in the Company SEC Reports, together with the related notes and schedules (collectively, the "Company Financial Statements"), has been prepared in accordance with GAAP applied on a consistent basis, and fairly presents the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the results of their operations and cash flow for the periods then ended, subject, in the case of unaudited interim financial statements, to normal year-end adjustments (none of which the Company reasonably believes are or will be material in amount) and the omission of footnotes.

2.5
Absence of Undisclosed Liabilities.    Except as disclosed in the Company SEC Reports or as set out in Section 2.5 of the Disclosure Schedule, neither the Company nor any of its subsidiaries had, at December 31, 2001 or has incurred since that date, any Liabilities, except for (a) Liabilities which are reflected, accrued or reserved against in the Company Financial Statements contained in the Company SEC Reports filed prior to the date hereof or reflected in the notes thereto, (b) current Liabilities which were incurred after December 31, 2001 the ordinary course of business and consistent with past practice, (c) Liabilities which are of a nature not required to be reflected in the Company Financial Statements in accordance with GAAP consistently applied and which were incurred in the ordinary course of business and (d) other Liabilities in an aggregate amount not exceeding US $500,000.

2.6
Absence of Certain Changes or Events.    Except as disclosed in the Company SEC Reports, since December 31, 2001, the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.7
Litigation.    There are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek a remedy (at law or in equity) as a result of or otherwise in connection with this Agreement and the transactions contemplated hereby. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority or arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby.

2.8
Environmental Matters.    The Company and its subsidiaries conduct and have conducted their businesses in material compliance with all applicable Environmental Laws, including, without limitation, having all material permits, licenses and other approvals and authorizations necessary for the operation of their businesses. None of the properties currently or formerly owned or operated by the Company or any of its subsidiaries contain any Hazardous Substance, and no Hazardous Substance has been disposed of at or released from any such properties, as a result of any activity of the Company or any of its subsidiaries other than in material compliance with applicable Environmental Laws and, to the knowledge of the Company, no such condition exists on or with respect to any of such properties as a result of any activity by any other Person. Except as reflected, accrued or reserved against in the Company Financial Statements, neither the Company, nor its subsidiaries, nor any of their respective properties or assets are subject to any Liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law. To the knowledge of the Company, there are no and have not been any investigations or proceedings in which it is alleged that the Company, its subsidiaries, or any of their predecessors, are potentially responsible for a clean-up or remediation of lands contaminated with a Hazardous Substance or for any other remedial or corrective action under an Environmental Law. There are no proceedings pending or, to the Company's knowledge, threatened to revoke, change or limit any permits, licenses, approvals or other authorizations required under any Environmental Law for the operation of the Company and its subsidiaries.

2.9
Title to and Condition of Assets.    Each of the Company and its subsidiaries has good and marketable title to, or, in the case of leased properties and assets, has good and valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in, or which are necessary to conduct, the business of the Company and its subsidiaries as currently conducted, free and clear of all Liens, except for Liens arising under the Company's Credit Agreement dated as of June 27, 2002 (the "Credit Facility") and other liens arising in the ordinary course of business, none of which are with respect to obligations that are material in amount.

2.10
Insurance.    The Company and each of its subsidiaries has in effect insurance coverage, including directors and officers' liability insurance, with reputable insurers which, in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size and operations to the Company and its subsidiaries. Neither the Company nor any of its subsidiaries has received any notice of cancellation of any insurance policy or binder currently in effect.

2.11
No Violation of Law; Licenses; Permits and Registration.    Neither the Company nor any of its subsidiaries is in material violation of, or has been given notice or been charged with, or is being investigated with respect to, any material violation of, any law, statute, order, rule, regulation, ordinance or judgment of any governmental or regulatory body or authority or arbitration panel. Each of the Company and its subsidiaries has all material permits, licenses, approvals, authorizations of and registrations under all Federal, state, local, provincial and foreign laws applicable to it, and from all applicable governmental authorities as are required by the Company and its subsidiaries to carry on their respective businesses as currently conducted.

2.12
Proxy Statement.    The proxy statement (the "Proxy Statement") to be distributed in connection with the Company's meeting of stockholders (the "Special Meeting") to vote upon, among other things, the issuance to the Investors of Underlying Common Shares upon conversion of the Shares and the issuance to the Investors of Underlying Warrant Shares upon proper exercise of the Warrants (together, the "Conversion and Exercise Issuances"), will, at the time of mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of such Special Meeting, (i) state the nature of the Conversion and Exercise Issuances in sufficient detail to permit the stockholders to form a reasoned judgment thereon and (ii) comply as to form and content with all applicable laws, except that no representation is made by the Company with respect to information supplied by the Investors for inclusion therein.

2.13
Non-competition Agreements.    Except as disclosed in the Company SEC Reports or as set out in Section 2.13 of the Disclosure Schedule, neither the Company nor any subsidiary of the Company is a party to any agreement which purports to restrict or prohibit in any material respect any of them or any corporation affiliated with any of them from, directly or indirectly, engaging in any business involving the collection, interim storage, transfer, recovery, processing, recycling, marketing or disposal of rubbish, garbage, paper, textile wastes, liquid and other wastes or any other material business currently engaged in by the Company or any of its subsidiaries. None of the Company's officers or key employees is a party to any agreement which, by virtue of such person's relationship with the Company, restricts in any material respect the Company or any subsidiary of the Company from, directly or indirectly, engaging in any of the businesses described above.

2.14
Brokers and Finders.    Except for a fee of six percent (6%) which will be payable by the Company to Sanders, Morris & Harris, Inc. in respect of funds invested by customers thereof, the Company is not a party to or bound by any contract, arrangement or understanding with, or subject to any claim by, any person or firm which may result in an obligation of the Company to pay any finder's fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby. Sanders, Morris & Harris, Inc. shall not be entitled to receive any fees, commissions or other payments in respect of any funds invested by parties which are not customers of Sanders, Morris & Harris, Inc.

2.15
Material Contracts.    Neither the Company nor any of its subsidiaries is in material breach or violation of or in default in the performance or observance of any terms or provisions of, and no event has occurred which, with notice, lapse of time or action by a third party, could result in a default under any contract, agreement, lease or deed that is material to the business or operation of the Company and its subsidiaries taken as a whole (a "Material Contract"). To the knowledge of the Company, no other party to any Material Contract is in material breach thereof or default thereunder.

2.16
Securities Law Compliance.    Assuming the representations and warranties of the Investors set forth in Section 3 hereof are true and correct in all material respects, the issuance and sale of the Shares and

  Warrants pursuant to this Agreement will be exempt from the prospectus filing, registration for trading and/or registration requirements of applicable Federal, state, and provincial securities laws.

2.17
Disclosure.    No representation or warranty by the Company in this Agreement and no statement contained in the schedules or exhibits or in any certificate to be delivered pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no material fact known to the Company and not disclosed in this Agreement, the Disclosure Schedule or the Company SEC Reports that could be reasonably likely to have a Company Material Adverse Effect or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Ancillary Documents or the ability of the Company to perform its obligations hereunder or thereunder.

2.18
Company Shareholders' Approval.    The vote of shareholders of the Company required for approval of the Conversion and Exercise Issuances is the affirmative vote of the majority of votes cast on the proposal at the Special Meeting. The date upon which the Conversion and Exercise Issuances are so approved by the Shareholders is referred to as the "Shareholder Approval Date".

2.19
Rights Agreement.    The Company, including its Board of Directors, has irrevocably taken all actions necessary to (i) render the Rights Agreement inapplicable to the transactions contemplated by this Agreement and (ii) ensure that (x) none of the Investors or the Investors as a group are an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and (y) a Distribution Date, a Triggering Event or a Share Acquisition Date (as such terms are defined in the Rights Agreement) does not occur by reason of the approval, execution or delivery of this Agreement, the announcement thereof or the consummation of the transactions contemplated hereby.

SECTION 3
INVESTOR REPRESENTATIONS

3.1
Representations.    Each Investor, severally and not jointly, hereby represents and warrants to the Company with respect to such Investor's purchase of Shares and one Warrant hereunder that:

(a)
The Investor is resident in the jurisdiction set forth opposite such Investor's name on such Investor's signature page hereto.

(b)
If the Investor is an individual, he or she has obtained the age of majority and is legally competent to execute this Agreement and the Ancillary Documents and to take all actions required pursuant thereto.

(c)
If the Investor is a corporation, partnership, unincorporated association or other entity, the Investor has the legal capacity and competence to execute this Agreement and the Ancillary Documents and to take all actions required pursuant thereto.

(d)
The execution of this Agreement and each of the Ancillary Documents to which the Investor is a party has been duly and validly authorized by all necessary action on the part of the Investor, has been duly and validly executed and delivered by the Investor, and constitutes a valid, binding agreement of the Investor, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to enforcement of creditors' rights generally and by general equitable principles.

(e)
Neither the execution and delivery of this Agreement or the Ancillary Documents to which the Investor is a party, or any other document or instrument to be executed in connection with the transactions contemplated thereby, by the Investor, nor the consummation of the transactions contemplated thereby, nor the performance by the Investor of its covenants and agreements thereunder, (i) violates any law, statute, ordinance, regulation, order, judgment or decree of any court or other governmental authority applicable to the Investor, or (ii) violates or will violate, or conflicts with or will conflict with, or results in or will result in any breach of any of the terms of, or constitutes or will constitute a default under, any contract or agreement to which the Investor is a party or by which the Investor or any of its assets is subject to or bound.

  (f)
  No broker, finder, agent or similar intermediary has acted on behalf of the Investor in connection with this Agreement or the transactions contemplated hereby and, except as set forth in Section 2.14, there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection therewith.

  (g)
  The Investor acknowledges that it has been advised that it and/or the Company may be required to provide to applicable securities regulatory authorities a list setting forth the identities of the beneficial purchasers of the Shares and Warrants and the Investor will provide to the Company and applicable securities regulatory authorities all such information concerning the Investor as may be required to comply with applicable securities laws. The Investor further acknowledges that if it is acting on behalf of beneficial purchasers, the Investor has due and proper authority to act on behalf of each such beneficial purchaser in connection with the transactions contemplated hereby.

  (h)
  The Investor has relied only upon publicly available information relating to the Company and not upon any verbal or written representation as to fact, and the Investor acknowledges that the Company has not made any written representations, warranties or covenants in respect of such publicly available information except as set forth in this Agreement. Without limiting the generality of the foregoing, except as may be provided herein, no person has made any written or oral representation to the Investor that any person will re-sell or re-purchase the Shares, the Underlying Common Shares, the Warrants or the Underlying Warrant Shares, or refund any of the purchase price of the Shares, the Underlying Common Shares, the Warrants or the Underlying Warrant Shares or that the Shares, the Underlying Common Shares, the Warrants or the Underlying Warrant Shares will be listed on any exchange or quoted on any quotation and trade reporting system or that application has been or will be made to list any such security on any exchange or quote the security on any quotation and trade reporting system and no person has given any undertaking to the Investor relating to the future value or price of the Shares, the Underlying Common Shares, the Warrants or the Underlying Warrant Shares.

  (i)
  The Investor has not received, nor has the Investor requested, nor does the Investor have any need to receive, any prospectus, sales or advertising literature, offering memorandum or any other document (other than financial statements or any other document, other than an offering memorandum, the content of which is prescribed by statute or regulation) describing the business and affairs of the Company which has been prepared for delivery to, and review by, prospective Investors in order to assist them in making an investment decision in respect of the purchase of the Shares (including the Underlying Common Shares) and one Warrant (including the Underlying Warrant Shares) pursuant to this Agreement.

3.2
Representations by US Investors.    Each Investor resident in the United States, severally and not jointly, hereby represents to the Company with respect to such Investor's purchase of Shares and one Warrant hereunder that:

(a)
The Investor is acquiring the Shares (including the Underlying Common Shares) and the Warrant (including the Underlying Warrant Shares) for its own account, for investment, and not with a view to any "resale" or "distribution" thereof within the meaning of the Securities Act.

(b)
The Investor understands that because the Shares, the Underlying Common Shares, the Warrants and the Underlying Warrant Shares have not been registered under the Securities Act, it cannot dispose of any or all of such securities unless such securities are subsequently registered under the Securities Act or exemptions from such registration are available. The Investor understands that each certificate or other instrument representing the Shares, the Underlying Common Shares, the Warrants and the Underlying Warrant Shares will bear the following legend or one substantially similar thereto:

      The securities represented by this certificate have not been registered under the United States Securities Act of 1933 or qualified for distribution pursuant to a prospectus under the Securities Act (Ontario). These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred to residents of the United States without an effective registration statement for such securities under the United States Securities Act of 1933 or to residents of Canada without compliance with prospectus and registration requirements of applicable provincial securities laws, unless there is available to the transferor an exemption from such registration, and/or prospectus filing and registration requirements. The Company may request an opinion of counsel as to the availability of any such exemption.

  (c)
  The Investor is sufficiently knowledgeable and experienced in the making of investments so as to be able to evaluate the risks and merits of its investment in the Company, and is able to bear the economic risk of loss of its investment in the Company.

  (d)
  The Investor will execute and deliver within the applicable time periods all documentation as may be required to be executed by the Investor by applicable securities laws to permit the purchase of the Shares and one Warrant by the Investor on the terms herein set forth.

  (e)
  The Investor believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares (including the Underlying Common Shares) and one Warrant (including the Underlying Warrant Shares). The Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares (including the Underlying Common Shares) and the Warrants (including the Underlying Warrant Shares) and the business, properties and financial condition of the Company. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 or the right to the Investor to rely thereon.

  (f)
  The Investor is an "accredited investor" within the meaning of SEC Rule 501 of Regulation D of the Securities Act, as presently in effect and within the meaning of Section 1.1 of Ontario Securities Commission Rule 45-501 (a copy of which is attached hereto as Annex E) and is purchasing the Shares (including the Underlying Common Shares) and one Warrant (including the Underlying Warrant Shares) hereunder as principal, not for the benefit of any other person and not with a view to the sale or distribution of all or any part of the Shares, the Underlying Common Shares, the Warrant, or the Underlying Warrant Shares.

  (g)
  The Investor has been advised that the Shares, the Underlying Common Shares, the Warrants and the Underlying Warrant Shares have not been registered under the Securities Act or under the "blue sky" laws of any jurisdiction and that the Company, in issuing such securities is relying upon, among other things, the representations and warranties of the Investor contained in this Section 3.

  (h)
  The Investor acknowledges that the Company will be issuing the Shares (including the Underlying Common Shares) and the Warrants (including the Underlying Warrant Shares) under an exemption from the prospectus filing and registration requirements of the Ontario Securities Act, that the resale or other disposition of all or any part of such securities will be restricted by the Ontario Securities Act, that it has been advised to consult its legal advisers in connection with resale restrictions that will pertain to the Shares, the Underlying Common Shares, the Warrants and the Underlying Warrant Shares, and that it is solely responsible for compliance with applicable resale restrictions.

3.3
Representations by Ontario Investors.    Each Investor resident in Ontario, severally and not jointly, hereby represents and warrants to the Company with respect to such Investor's purchase of Shares and one Warrant hereunder that:

(a)
The Investor acknowledges that the Company will be issuing the Shares (including the Underlying Common Shares) and the Warrants (including the Underlying Warrant Shares) under an exemption from the prospectus filing and registration requirements of the Ontario Securities Act, that the resale or other disposition of all or any part of such securities will be restricted by the Ontario Securities Act, that it has been advised to consult its legal advisers in connection with resale restrictions that will pertain to the Shares, the Underlying Common Shares, the Warrants and the Underlying Warrant Shares and that it is solely responsible for compliance with applicable resale restrictions.

  (b)
  The Investor acknowledges that the Shares, the Underlying Common Shares, the Warrants and the Underlying Warrant Shares may only be resold in compliance with applicable securities laws.

  (c)
  The Investor agrees to comply with any relevant securities legislation, order or policy applicable to the Investor concerning the purchase of and holding of the Shares, the Underlying Common Shares, the Warrant and the Underlying Warrant Shares by the Investor and concerning any resale of all or any part of such securities by the Investor. The Investor understands that each certificate or other instrument representing the Shares, the Underlying Common Shares, the Warrant and the Underlying Warrant Shares will bear the following legend or one substantially similar thereto:

      The securities represented by this certificate have not been registered under the United States Securities Act of 1933 or qualified for distribution pursuant to a prospectus under the Securities Act (Ontario). These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred to residents of the United States without an effective registration statement for such securities under the United States Securities Act of 1933 or to residents of Canada without compliance with prospectus and registration requirements of applicable provincial securities laws, unless there is available to the transferor an exemption from such registration, and/or prospectus filing and registration requirements. The Company may request an opinion of counsel as to the availability of any such exemption.

      Unless permitted under securities legislation, the holder of the securities shall not trade the securities before the earlier of (i) the date that is 12 months and a day after the date the Company first became a reporting issuer in any of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan, if the Company is a SEDAR filer (as defined under Rule 45-102 of the Securities Act (Ontario); and (ii) the date that is 12 months and a day after the later of (A) the distribution date, and (B) the date the Company became a reporting issuer in the local jurisdiction of the purchaser of the securities that are the subject of the trade.

  (d)
  The Investor is an "accredited investor" within the meaning of Section 1.1 of Ontario Securities Commission Rule 45-501 (a copy of which is attached hereto as Annex E), is purchasing the Shares (including the Underlying Common Shares) and one Warrant (including the Underlying Warrant Shares) hereunder as principal, not for the benefit of any other person and not with a view to the sale or distribution of all or any part of the Shares, the Underlying Common Shares, the Warrant or the Underlying Warrant Shares.

  (e)
  The Investor will execute and deliver within the applicable time periods all documentation as may be required to be executed by the Investor by applicable securities laws to permit the purchase of the Shares and one Warrant by the Investor on the terms herein set forth.

  (f)
  The Investor is capable of assessing the proposed investment as a result of the Investor's financial or investment experience or as a result of advice received from a registered person other than the Company or an affiliate thereof, and is able to bear the economic risk of loss of its investment.

  (g)
  The Investor is not a "U.S. Person" (as that term is defined in Rule 902(k) of Regulation S promulgated under the Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not acquiring the Shares (including the Underlying Common Shares) or the Warrant (including the Underlying Warrant Shares) for the account or benefit of a U.S. Person or a Person in the United States or for resale in the United States and the Shares and Warrants have not been offered to the Investor in the United States and the Investor was not in the United States when the order was placed or the Agreement was executed and delivered.

  (h)
  The Investor will not offer or sell the Shares, the Underlying Common Shares, the Warrant or the Underlying Warrant Shares in the United States or to a U.S. Person unless such securities are registered under the Securities Act or an exemption from the registration requirements under the Securities Act and the securities laws of all applicable states of the United States is available

3.4
Representations by Québec Investors.    Each Investor resident in Québec, severally and not jointly, hereby represents and warrants to the Company with respect to such Investor's purchase of Shares and one Warrant hereunder that:

(a)
The purchase of the Shares (including the Underlying Common Shares) and one Warrant (including the Underlying Warrant Shares) was not made pursuant to any advertisement in printed media of general or regular public circulation, or on radio, television or any form of electronic display (including, without limitation, the Internet).

(b)
The Investor acknowledges that the Company will be issuing the Shares (including the Underlying Common Shares) and the Warrants (including the Underlying Warrant Shares) hereunder under an exemption from the prospectus filing and registration requirements of the Ontario Securities Act and the Securities Act (Québec) and that the resale or other disposition of all or any part of such securities will be restricted by the Ontario Securities Act and the Securities Act (Québec), that it has been advised to consult its legal advisers in connection with resale restrictions that will pertain to the Shares, the Underlying Common Shares, the Warrants and the Underlying Warrant Shares, and that it is solely responsible for compliance with applicable resale restrictions.

(c)
The Investor acknowledges that the Shares, the Underlying Common Shares, the Warrants and the Underlying Warrant Shares may only be resold in compliance with applicable securities laws.

(d)
Each Investor is purchasing the Shares, the Underlying Common Shares, the Warrants and the Underlying Warrant Shares as principal for its own account for investment, not for the benefit of any other person, and the Shares and the Warrant have an aggregate purchase price to the Investor of not less than CDN $150,000.

(e)
The Investor agrees to comply with any relevant securities legislation, order or policy applicable to the Investor concerning the purchase of and holding of the Shares, the Underlying Common Shares, the Warrant and the Underlying Warrant Shares by the Investor and concerning any resale of all or any part of such securities by the Investor. Each Investor further acknowledges that it has been advised to consult its own legal advisers with respect to applicable resale restrictions and that it will be fully responsible for the compliance with such restrictions. The Investor understands that each certificate or other instrument representing the Shares, the Underlying Common Shares, the Warrants and the Underlying Warrant Shares will bear the following legend or one substantially similar thereto:

      The securities represented by this certificate have not been registered under the United States Securities Act of 1933 or qualified for distribution pursuant to a prospectus under the Securities Act (Ontario). These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred to residents of the United States without an effective registration statement for such securities under the United States Securities Act of 1933 or to residents of Canada without compliance with prospectus and registration requirements of applicable provincial securities laws, unless there is available to the transferor an exemption from such registration, and/or prospectus filing and registration requirements. The Company may request an opinion of counsel as to the availability of any such exemption.

      Unless permitted under securities legislation, the holder of the securities shall not trade the securities before the earlier of (i) the date that is 12 months and a day after the date the Company first became a reporting issuer in any of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan, if the Company is a SEDAR filer (as defined under Rule 45-102 of the Securities Act (Ontario); and (ii) the date that is 12 months and a day after the later of (A) the distribution date, and (B) the date the Company became a reporting issuer in the local jurisdiction of the purchaser of the securities that are the subject of the trade.

  (f)
  The Investor is an "accredited investor" within the meaning of Section 1.1 of Ontario Securities Commission Rule 45-501 (a copy of which is attached hereto as Annex E), is purchasing the Shares (including the Underlying Common Shares) and one Warrant (including the Underlying Warrant Shares) hereunder as principal, not for the benefit of any other person and not with a view to the sale or distribution of all or any part of the Shares, the Underlying Common Shares, the Warrants or the Underlying Warrant Shares.

  (g)
  The Investor, if it is a corporation, has not been established solely to permit the purchase of the Shares (including the Underlying Common Shares) and one Warrant (including the Underlying Warrant Shares) without a prospectus in reliance on an exemption from the prospectus requirements of applicable securities legislation.

  (h)
  The Investor will execute and deliver within the applicable time periods all documentation as may be required to be executed by the Investor by applicable securities laws to permit the purchase of the Shares (including the Underlying Common Shares) and one Warrant (including the Underlying Warrant Shares) by the Investor on the terms herein set forth.

  (i)
  The Investor is capable of assessing the proposed investment as a result of the Investor's financial or investment experience or as a result of advice received from a registered person other than the Company or an affiliate thereof, and is able to bear the economic risk of loss of its investment.

  (j)
  The Investor is not a "U.S. Person" (as that term is defined in Rule 902(k) of Regulation S promulgated under the Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not acquiring the Shares (including the Underlying Common Shares) or the Warrant (including the Underlying Warrant Shares) for the account or benefit of a U.S. Person or a Person in the United States or for resale in the United States and the Shares and Warrants have not been offered to the Investor in the United States and the Investor was not in the United States when the order was placed or the Agreement was executed and delivered.

  (k)
  The Investor will not offer or sell the Shares, the Underlying Common Shares, the Warrant or the Underlying Warrant Shares in the United States or to a U.S. Person unless such securities are registered under the Securities Act and the laws of all applicable states of the United States or an exemption from the registration requirements under the Securities Act and the securities laws of all applicable states of the United States is available.

SECTION 4
MUTUAL CLOSING CONDITIONS

4.1
Mutual Closing Conditions to Closing.    Each Investor's obligation to purchase and pay for its Shares and Warrant at the Closing, and the Company's obligation to issue the Shares and the Warrants to the Investors and perform its other obligations hereunder at the Closing, shall be subject to the fulfillment to such party's satisfaction (or waived in writing by the Company and such Investor on or before the Closing Date) of the following conditions:

(a)
Waiting Periods.    All applicable waiting periods, if any, under the HSR Act, the Canadian Competition Act and the Investment Canada Act shall have expired or been terminated.

(b)
No Order.    No preliminary or permanent injunction or other order or decree by any court or administrative or regulatory body which prevents the consummation of the transactions at the Closing contemplated hereby shall have been issued and remain in effect (the Company and the Investors agreeing to use their reasonable best efforts to have any such injunction, order or decree lifted).

(c)
Consents.    All governmental waivers, consents, orders and approvals required, if any, under the Canadian Competition Act and the Investment Canada Act for the consummation of the transactions at the Closing contemplated hereby shall have been obtained and be in effect. All other governmental waivers, consents, orders and approvals legally required, if any, for the consummation of the transactions at the Closing contemplated hereby shall have been obtained and be in effect, except where the failure to obtain the same would not be reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect following the Closing.

  (d)
  No Conflicting Laws.    No statute, rule or regulation shall have been enacted by any state, provincial or Federal government or governmental agency which would prevent the consummation of the transactions at the Closing contemplated hereby.

SECTION 5
SEPARATE CLOSING CONDITIONS

5.1
Investors' Closing Conditions.    Each Investor's obligation to purchase and pay for its Shares and Warrant at the Closing shall be subject to the fulfillment to such Investor's satisfaction on or before the Closing Date (or waived in writing by such Investor) of the following conditions:

(a)
Satisfaction of Conditions.    The representations and warranties of the Company contained in this Agreement shall be, if specifically qualified by materiality or Company Material Adverse Effect, true in all respects, and, if not so qualified, shall be true in all material respects, in each case as of the date hereof and as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Company on or before the Closing shall have been complied with in all material respects. The Company shall have delivered to the Investors a certificate dated the Closing Date to the foregoing effect.

(b)
Delivery of Warrants and Share Certificates.    The Company shall have executed and delivered to each Investor (or shall have caused to be executed and delivered to each Investor by the appropriate persons) (i) a stock certificate issued to each Investor evidencing the Shares issuable to such Investor at the Closing and (ii) one Warrant.

(c)
Registration Rights Agreement.    The Company shall have duly authorized, executed and delivered to the Investors a Registration Rights Agreement, substantially in the form of Annex F attached hereto (the "Registration Rights Agreement").

5.2
Company's Closing Conditions.    The Company's obligations to issue Shares and one Warrant to any Investor at the Closing and perform its other obligations hereunder with respect to such Investor at the Closing shall be subject to the fulfillment to the Company's satisfaction at or before the Closing Date (or waived in writing by the Company) of the following conditions:

(a)
Satisfaction of Conditions.    The representations and warranties of the Investor contained in this Agreement shall be, if specifically qualified by materiality, true in all respects, and, if not so qualified, shall be true in all material respects, in each case as of the date hereof and as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Investor on or before the Closing shall have been complied with in all material respects. The Investor shall have delivered to the Company a certificate dated the Closing Date to the foregoing effect.

(b)
Purchase of Shares and Warrants.    The Investors, (which shall include any Substitute Investors as from time to time reflected on Annex A hereto) shall have purchased the Shares and Warrants to be purchased by such Investors at the Closing pursuant to the terms of this Agreement.

SECTION 6
COVENANTS

6.1
Expenses.    Each party hereto shall bear and pay its own fees and expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

6.2
Conduct of Business by the Company Pending the Closing.    The Company covenants and agrees that, prior to the Closing Date or earlier termination of this Agreement as provided herein, unless a Majority in Interest of the Investors shall otherwise agree in writing and except as contemplated by this Agreement, the

  Company shall, and shall cause its subsidiaries to, act and carry on their respective businesses in the ordinary course of business consistent with past practice and use its and their respective reasonable best efforts to preserve intact their current material business organizations, keep available the services of their current officers and employees (except for terminations of employees in the ordinary course of business) and preserve their material relationships with others having business dealings with them.

6.3
Special Meeting.    The Company shall use its best efforts to take all actions necessary or advisable and permitted by applicable law, the Company's articles and its by-laws to (i) hold the Special Meeting as promptly as practicable for the purpose of voting upon the approval of the Conversion and Exercise Issuances, (ii) recommend that the shareholders of the Company vote to approve the Conversion and Exercise Issuances, and (iii) secure the requisite vote or consent of shareholders for the Conversion and Exercise Issuances and in connection therewith shall solicit proxies and provide proxy statements to the shareholders of the Company in accordance with applicable securities laws.

6.4   All Reasonable Efforts; Agreement to Cooperate.

  (a)
  Subject to the terms and conditions herein provided, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable consistent with applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.4 shall require any Investor or the Company to agree to any modification of this Agreement or any of the Ancillary Documents or any Investor to make an investment in the Company that is greater than the amount set forth opposite the Investor's name on the Investor's signature page hereto.

  (b)
  Without limiting the generality of the foregoing, and notwithstanding anything in this Agreement to the contrary, the Company shall use its reasonable best efforts to take or cause to be taken all reasonable action and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to obtain all governmental waivers, consents, authorizations, orders and approvals, all consents, amendments to or waivers from other parties under the terms of all Material Contracts and all other material permits, concessions, franchises or licenses applicable to the Company or its subsidiaries required as a result of the transactions contemplated by this Agreement.

6.5
Agreement to Vote Shares.    At any annual or special meeting of the shareholders of the Company duly called with respect to the approval of the Conversion and Exercise Issuances and at every continuation or adjournment thereof, and with respect to any action or approval by written consent of the shareholders of the Company in lieu of such meeting, each Investor agrees to (i) vote all Common Shares owned by such Investor at such time, individually or as trustee or custodian, in favor of approval of the Conversion and Exercise Issuances and in favor of any matter that could reasonably be expected to facilitate the Conversion and Exercise Issuances and (ii) vote all such Common Shares against any proposal made in opposition to the Conversion and Exercise Issuances or which would have the effect of preventing the Conversion and Exercise Issuances. Each Investor, if then a holder of Common Shares, agrees to be present, in person or by proxy, at all meetings of shareholders of the Company and at any adjournment thereof at which the Conversion and Exercise Issuances are put to a vote.

SECTION 7
ACCESS

7.1   Access; Notification of Certain Matters.

  (a)
  Upon reasonable notice, the Company shall afford the Investors and their representatives reasonable access during normal business hours to the offices, properties, books, records and personnel of the Company and its subsidiaries and such additional information concerning the business and properties of the Company and its subsidiaries as the Investors and their representatives may reasonably request.

    The Company shall instruct its and its subsidiaries' employees, counsel and financial advisors to cooperate with the Investors in their investigation of the business of the Company and its subsidiaries.

  (b)
  Between the date hereof and the Closing or the earlier termination of this Agreement as provided herein, the Company shall, promptly (and in any event within five (5) business days after obtaining knowledge thereof), notify the Investors of any action or event which could reasonably be expected to have a Company Material Adverse Effect.

7.2
Confidential Information.    The Company and each Investor for themselves, their respective directors, officers, employees, Affiliates, agents and representatives covenant with each other that they each will use all information provided by or relating to the other parties acquired by them pursuant to the provisions of this Agreement or in the course of negotiations with, or examinations of, the other parties (the "Confidential Information") only in connection with the transactions contemplated hereby and not in any way detrimental to the other parties and shall cause the Confidential Information obtained by them pursuant to this Agreement and such negotiations and examinations to be treated as confidential, except as may otherwise be required by law or the rules or regulations of Nasdaq or as may be necessary or appropriate in connection with the enforcement of this Agreement or any instrument or document referred to herein or contemplated hereby, and provided that to the extent that any such party or any Affiliate thereof may become legally compelled to disclose any Confidential Information, such party shall give notice to and consult with the party providing such information prior to disclosing such information. Notwithstanding the foregoing no recipient of Confidential Information (each, a "Recipient") shall be required to maintain the confidentiality of Confidential Information that (i) is or becomes generally available to the public other than as a result of disclosure by the Recipient or any party to whom the Recipient has disclosed such information; (ii) is obtained by the Recipient, on a non-confidential basis, from a third party entitled to disclose such information or (iii) is already known by the Recipient at the time such information is received by the Recipient. In the event of termination of this Agreement, each Recipient will cause to be delivered to the party providing such information all documents, work papers and other material containing Confidential Information obtained by it from such party, whether so obtained before or after the execution of this Agreement.

SECTION 8
TERMINATION

8.1
Termination.    This Agreement may be terminated and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Closing Date, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated by this Agreement, pursuant to a written notice of such termination, as follows:

(a)
by mutual written consent of the Company and a Majority in Interest of the Investors;

(b)
by either the Company or a Majority in Interest of the Investors if the Closing shall not have occurred on or before April 30, 2003; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach has caused the failure of the Closing to occur on or before such date;

(c)
by either the Company or a Majority in Interest of the Investors if there shall be any restraining order, injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Closing or any of the other transactions contemplated hereby which is final and nonappealable;

(d)
by a Majority in Interest of the Investors upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, such that the conditions set forth in Section 5.1(a) would not be satisfied ("Terminating Company Breach"); provided, however, that if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts and for as long as the Company continues to exercise such efforts, but not beyond the date specified in paragraph (b) above, the Investors may not terminate this Agreement under this Section 8.1(d);

  (e)
  by the Company with respect to a particular Investor upon a breach of any representation, warranty, covenant or agreement on the part of such Investor set forth in this Agreement, or if any representation or warranty of such Investor shall have become untrue, such that the conditions set forth in Section 5.2(a) would not be satisfied ("Terminating Investor Breach");

  (f)
  by the Company at any time that the Investors (which shall include Substitute Investors as from time to time reflected on Annex A hereto) are not collectively obligated as parties to this Agreement to purchase all of the Shares.

8.2
Effect of Termination.    In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of the Investors (including any Substitute Investors) or the Company, and all rights and obligations of each party hereto shall cease, other than the obligations set forth in Sections 6.1 and 7.2 hereof; provided, however, that nothing herein shall relieve any party from liability for any willful or intentional breach of any covenant or agreement of such party contained in this Agreement.

SECTION 9
GENERAL

9.1
Amendments, Waivers and Consents.    No covenant or other provision hereof may be waived otherwise than by a written instrument signed by the party so waiving such covenant or other provision. The waiver or failure to insist upon strict compliance with any condition or provision hereof shall not operate as a waiver of, or estoppel with respect to, any subsequent or other waiver or failure. This Agreement may not be amended or modified except by an instrument in writing signed by the Company and a Majority in Interest of the Investors.

9.2
Survival of Representations, Warranties and Covenants, Assignability of Rights.    All representations and warranties made herein and in the certificates, exhibits or schedules delivered or furnished by or on behalf of a party to the other party in connection herewith shall terminate as of the Closing. Except as otherwise provided in this Agreement, all covenants, agreements, representations and warranties shall inure to the benefit of the successors and assigns of the parties.

9.3
Governing Law.    This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Delaware (without giving effect to principles of conflicts of law the effect of which would cause the application of domestic substantive laws of any other jurisdiction).

9.4
Counterparts.    This Agreement may be executed simultaneously in any number of counterparts (including by facsimile), each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

9.5
Notices and Demands.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via confirmed facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)
If to any Investor, to the address set forth on the Investor's signature page hereto, and

(ii)
If to the Company:

      Capital Environmental Resource Inc.
      1005 Skyview Drive
      Burlington, Ontario L7P 5B1
      Attention: Thomas E. Durkin, III
      Facsimile: (905) 319-9050

      with a copy to:

      Karen A. Dewis
      McDermott, Will & Emery
      600 Thirteenth Street, NW
      Washington, DC 20005-3096
      Facsimile: (202) 756-8087

9.6
Severability.    Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

9.7
Integration.    This Agreement, including the exhibits, documents and instruments referred to herein or therein, constitute all of the agreements and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.8
No Assignment.    Except pursuant to Section 1.3(b) hereof, this Agreement may not be assigned, pledged, hypothecated or otherwise transferred by the Company or any Investor.

9.9
Investor Obligations Several Not Joint.    All obligations of the Investors hereunder are several and not joint.

9.10
Third-Party Beneficiary.    Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

[Signature pages follow]

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

CAPITAL ENVIRONMENTAL RESOURCE INC.
By:	/s/ THOMAS E. DURKIN III
Name: Thomas E. Durkin III Title: Executive Vice-President
INVESTORS

Name:
Number of Shares:
Aggregate Purchase Price: US $
Country of Residence:
State or Province of Residence:
Address:

CAPITAL ENVIRONMENTAL RESOURCE INC.
(the "Corporation")

PROXY SOLICITED ON BEHALF OF MANAGEMENT
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, DECEMBER 16, 2003
(the "Meeting")

        This Proxy should be read in conjunction with the Proxy Statement pertaining thereto.

        The undersigned, being a holder of Common Shares of CAPITAL ENVIRONMENTAL RESOURCE INC., hereby appoints Mr. Thomas E. Durkin III, or failing him, Ms. E. Joy Grahek, or instead of either of them the person, if any, named below as proxyholder, with power of substitution, to attend and vote for the undersigned at the annual and special meeting of shareholders to be held on Tuesday, December 16, 2003, and at any adjournments or postponements thereof as follows:

The shareholder may appoint a proxyholder other than any person designated above (who need not be a shareholder of the Corporation) to attend and act on his/her behalf at the meeting. If you wish some person to act for you other than the persons named in the above form, fill in the name of such person here:

or as an alternate

(Continued and to be signed on the reverse side)

  (a)
  VOTE FOR    ☐    or AGAINST    ☐    or ABSTAIN    ☐    the approval of the nominee directors, each to serve until the 2005 annual meeting of shareholders of the Corporation unless his or her office is earlier vacated or terminated;

  (b)
  VOTE FOR    ☐    or AGAINST    ☐    or ABSTAIN    ☐    the approval of the appointment of the independent auditors of the Corporation for the fiscal year 2003 to hold office until the next annual meeting of the shareholders of the Corporation or until a successor has been appointed and to authorize the directors to fix the remuneration therefor;

  (c)
  VOTE FOR    ☐    or AGAINST    ☐    the approval of the Conversion Resolution set forth in Schedule A to the Proxy Statement,

and in his/her discretion to vote on amendments or variations to matters identified in the notice of Annual and Special Meeting or such other matters which may properly come before the Meeting or any adjournment thereof.

To be effective, a Proxy must be received by American Stock Transfer & Trust Company no later than December 12, 2003 at 5:00 p.m. (New York time), or in the case of any adjournment of the Meeting, not later than 5:00 p.m. (New York time) on the last business day before the adjourned Meeting.

On any vote that may be called for, the securities represented by this Proxy in favour of the person(s) designated by management of the Corporation named in this Proxy will be voted in accordance with the instructions given on this Proxy, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If no choice is specified in this Proxy with respect to a particular matter identified in the notice of Annual and Special Meeting, the person(s) designated by management of the Corporation in this Proxy will vote the securities represented by this Proxy in favour of such matters.

A person signing on behalf of a shareholder must provide with this Proxy satisfactory proof of such person's authority and must indicate the capacity in which such person is signing.

Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full name as such. If the signer is a corporation, please sign full corporate name or duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

QuickLinks

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY, DECEMBER 16, 2003
SUMMARY
THE MEETING
PROPOSAL 1 ANNUAL REPORT
PROPOSAL 2 ELECTION OF DIRECTORS
PROPOSAL 3 APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF DIRECTORS TO FIX THE REMUNERATION THEREFOR
PROPOSAL 4 THE CONVERSION
INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS
DIRECTOR COMPENSATION
SUMMARY DIRECTOR AND OFFICER COMPENSATION INFORMATION
EMPLOYMENT AGREEMENTS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
STOCK GRAPH
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
AUDIT COMMITTEE REPORT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
INDEPENDENT ACCOUNTANTS
SUBMISSION OF SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING
DISCRETIONARY AUTHORITY TO VOTE PROXY
SCHEDULE A RESOLUTION OF THE SHAREHOLDERS OF CAPITAL ENVIRONMENTAL RESOURCE INC. (the "Corporation")
APPENDIX A AUDIT COMMITTEE CHARTER OF CAPITAL ENVIRONMENTAL RESOURCE INC./ RESSOURCES ENVIRONNEMENTALES CAPITAL INC. (the "Corporation")
APPENDIX B MARCH 2003 SUBSCRIPTION AGREEMENT
PROXY SOLICITED ON BEHALF OF MANAGEMENT FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY, DECEMBER 16, 2003 (the "Meeting")